РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»
Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел.: (095) 710-68-25, 710-41-05
Факс: (095) 925-76-01, 206-80-87

RAO «UES of RUSSIA»
RUSSIAN JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»
101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel.: +7 095 710-68-25, 710-41-05
Fax: +7 095 925-76-01, 206-80-87

07021024

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

RECEIVED
2007 FEB 13 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1-78/5-2301

December 05, 2006

Re: Disclosure materials provided by RAO Unified Energy Systems of Russia (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS VOTING BULLETINS FOR EXTRAORDINARY GENERAL SHAREHOLDERS MEETING SENT TO RAO UES SHAREHOLDERS.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 *(095) 710-43-40*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

PROCESSED
FEB 1 6 2007
THOMSON FINANCIAL

dw 2/16

Unified Energy System of Russia Russia, 119526 Moscow, Prospekt Vernadskogo, 101, Building 3 Extraordinary General Meeting of Shareholders of RAO UES of Russia shall be held by the method of absentee voting Deadline for receipt of voting bulletins: 06 December 2006 Filled-in voting bulletins shall be sent to: 109544, Moscow, Dobrovolcheskaya Street, 1/64, ZAO STATUS Registration Company **VOTING BULLETIN**	**000000** **ED 1**

Resolution on item 1:

1. RAO UES of Russia shall be reorganized through a spin-off of OAO OGK-5 Holding, OAO TGK-5 Holding.

2. To establish the following procedures and conditions of the spin-off:

2.1. Allocation of shares in the companies resulting from the spin-off shall be effected in the manner of distributing shares of each new company between shareholders of RAO UES of Russia in accordance with the procedures and on the terms stipulated by this resolution.

2.2. A part of property, rights and duties of RAO UES of Russia shall pass to the spin-off companies in accordance with the separation balance sheet.

2.3. Within 3 days after the Extraordinary General Meeting of Shareholders of RAO UES of Russia approves the resolution on reorganization of RAO UES of Russia through a spin-off, RAO UES of Russia shall notify the tax authority of such resolution

2.4. Within 30 days after the Extraordinary General Meeting of Shareholders of RAO UES of Russia approves the resolution on reorganization,, RAO UES of Russia shall notify creditors of RAO UES of Russia about such resolution by registered mail, and also publish the notice of reorganization of RAO UES of Russia in the organ of the press used for publication of information of the state registration of legal entities.

2.5. Creditors of RAO UES of Russia shall be entitled, within 30 days of publication of the information regarding the resolution or 30 days of the notification, to request in writing for termination or early performance of relevant obligations by RAO UES of Russia and compensation for losses. Based on creditors' claims, RAO UES of Russia shall compile a record of creditors' claims which have been satisfied and to be satisfied.

2.6. Under paragraph 1, Article 75 of the Federal Act "On joint stock companies", shareholders of RAO UES of Russia who voted against resolution on items 1; 4; 5; 6 of agenda of the extraordinary General Meeting of Shareholders of RAO UES of Russia or did not take part in voting on the items shall be entitled to request that RAO UES of Russia buy back all or a part of the shares they hold, in accordance with the requirements stipulated by the Board of Directors of RAO UES of Russia, under legislation of the Russian Federation, in the notice of the extraordinary General Meeting of Shareholders of RAO UES of Russia.

2.7. The shares shall be bought back at the price determined by the Board of Directors of RAO UES of Russia under paragraph 3, Article 75 of the Federal Act "On joint stock companies".

2.8. The report on the results of submitting claims by shareholders on buying back the shares they hold shall be approved by the Board of Directors of RAO UES of Russia not later than 25.01.2007.

2.9. Each shareholder of RAO UES of Russia who voted against the resolution on reorganization of RAO UES of Russia or did not take part in voting on reorganization of RAO UES of Russia shall obtain shares of each resulting company, with the same rights as the shares in RAO UES of Russia he holds, in the same quantity.

2.10. Shares in RAO UES of Russia, which are transferred on ownership rights to new holders after the resolution on reorganization of RAO UES of Russia and before the state registration of the new companies shall provide to new holders the same rights as to shareholders who support the resolution on reorganization.

3. To establish, through a spin-off from RAO UES of Russia, the following legal entities:
- OAO OGK-5 Holding located at bldg. 3, 101 Prospekt Vernadskogo, 119526 Moscow.
- OAO TGK-5 Holding located at bldg. 3, 101 Prospekt Vernadskogo, 119526 Moscow.
3.1. To stipulate the number of members of the Boards of Directors of OAO OGK-5 Holding and OAO TGK-5 Holding to be 15 persons.
3.2. To stipulate the number of members of the Auditing Committees of OAO OGK-5 Holding and OAO TGK-5 Holding to be 5 persons.
3.3. To stipulate the following coefficients of allocating ordinary shares in each of the new companies, and also par values thereof:
- the following shares shall be issued at a time in respect of each ordinary share in RAO UES of Russia:
- 1 (one) ordinary share in OAO OGK-5 Holding of par value 0.148455449093326 Rubles;
- 1 (one) ordinary share in OAO TGK-5 Holding of par value 0.0198622257264326 Rubles.
3.4. To stipulate the following coefficients of allocating preferred shares in each of the new companies, and also par values thereof:
- the following shares shall be issued at a time in respect of each A-type preferred share in RAO UES of Russia:
- 1 (one) preferred share in OAO OGK-5 Holding of par value 0.148455449093326 Rubles;
- 1 (one) preferred share in OAO TGK-5 Holding of par value 0.0198622257264326 Rubles;
3.5. The total number of shares in each of the new companies, which shares are to be allocated, shall be equal to the number of shares in RAO UES of Russia as of the date of the resolution on reorganization and shall be equal to 43,116,903,368 shares including 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares.
3.6. The number of shares of certain category (type) in each of the new companies, which are to be allocated to each shareholder of RAO UES of Russia, shall be equal to the number of shares in RAO UES of Russia of relevant category (type) he holds.
3.7. The amount of the authorized capital of OAO OGK-5 Holding shall be determined by summing up the total number of ordinary shares in OAO OGK-5 Holding subject to placement, as multiplied by the per ordinary share par value, and the total quantity of preferred shares in OAO OGK-5 Holding subject to placement, as multiplied by the per preferred share par value, and shall be equal to 6,400,939,253.01 Rubles.
3.8. The amount of the authorized capital of OAO TGK-5 Holding shall be determined by summing up the total number of ordinary shares in OAO TGK-5 Holding subject to placement, as multiplied by the per ordinary share par value, and the total quantity of preferred shares in OAO OGK-5 Holding subject to placement, as multiplied by the per preferred share par value, and shall be equal to 856,397,667.32 Rubles.
3.9. The authorized capitals of the new companies shall be formed at the cost of the additional capital of RAO UES of Russia.
3.10. Ordinary shares in the new companies shall grant to their holders the following rights:
- to attend General Meeting of Shareholders of the Company with the right to vote on all issues referred to its competence, falling within its competence personally or by proxy;
- to elect and be elected member the Company's management bodies and control bodies, in accordance with legislation of the Russian Federation and the Charter of the Company;
- to transfer the shares they hold without consent of other shareholders and the Company;
- to receive a part of net profit (dividends) allocated for distribution between shareholders in accordance with legislation of the Russian Federation and the Charter of the Company;
- to be provided an access to the Company's documents in accordance with the procedures stipulated by legislation of the Russian Federation and the Charter of the Company;
- to request for buying back by the Company of all or a part of the shares they hold, in the cases stipulated by legislation of the Russian Federation;
- a preemptive right to purchase additional shares and issue-grade securities convertible into shares through an open subscription, if the Company allocates them, in the number proportionate to the number of shares of the same category (type) they already hold;

- to be issued a part of the Company's property (liquidation value) in accordance with the procedures stipulated by legislation of the Russian Federation and the Charter of the Company;
- to exercise any other rights stipulated by legislation of the Russian Federation, the Charter and resolutions of General Meeting of Shareholders taken in accordance with its competence.
3.11. Preferred shares in the new companies will grant the following rights to their holders:
- preferred shares of the same type in the Company shall grant to shareholders the same rights and shall have the same par value.
- holders of preferred shares shall have the right to be issued an annual fixed dividend. The total amount paid as dividend on each preferred share shall be equal to 10 (ten) per cent of the Company's net profit, based on the fiscal year's results, as divided by the number of shares being 25 (twenty five) per cent of the authorized capital of the Company. And, if the dividend amount paid by the Company on each ordinary share for a year shall exceed the amount payable as dividend on each preferred share, the dividend payable on the latter shall be increased to the amount of the dividend which has been paid on ordinary shares.
- dividends shall be paid to holders of preferred shares each year, within the time limit stipulated by General Meeting of Shareholders of the Company, but not later than May 1 of the year following the year of the General Meeting of Shareholders which has taken resolution on payment of the dividend, and additionally on the date of payment of the dividend on ordinary shares, if, under this item, dividend on preferred shares is to be increased to the amount of the dividend paid on ordinary shares.
- the Company shall not be entitled to pay dividends on preferred shares otherwise than under the Charter of the Company.
- the Company shall not be entitled to pay dividends on ordinary shares until payment of dividends on preferred shares.
- holders of preferred shares shall be entitled to attend General Meeting of Shareholders with the right to vote on all issues of its competence, which right shall be exercisable beginning from the meeting following the annual meeting of shareholders which, irrespective of reason, failed to take resolution on payment of dividends or has taken resolution on a non-full payment of dividends on preferred shares of this type. The right of holders of preferred shares to attend General Meeting of Shareholders shall cease to exist from the date of the first full payment of dividends on such shares.
- holders of preferred shares shall attend General Meeting of Shareholders with the right to vote on reorganization and liquidation of the Company.
- holders of preferred shares shall acquire the right to vote on resolutions at a General Meeting of Shareholders which concern amending and supplementing of the Charter of the Company, if such amendments are limiting the rights of holders of preferred shares of this type, and also providing to holders of preferred shares of any other type a priority in payment of dividends and/or liquidation value of shares. Resolution on such amendments and supplements shall be considered as taken, if supported by at least three fourths majority vote of holders of the voting shares attending the General Meeting of Shareholders, except holders of preferred shares, and three fourths majority vote of all holders of preferred shares.
- shareholders of the Company shall have a preemptive right to acquire additional shares and issue-grade securities convertible into shares in the Company allocated through a closed subscription, in the number proportionate to the number of the shares of this category (type) they already hold.
- shareholders of the Company who voted against or did not take part in voting on allocation through a closed subscription of shares and issue-grade securities of the Company convertible into shares of the Company shall have a preemptive right to acquire the additional shares and issue-grade securities convertible into shares in the Company allocated through a closed subscription, in the number proportionate to the number of the shares of this category (type) they already hold. This right shall not cover allocation of shares and issue-grade securities convertible into shares in the Company allocated through a closed subscription among shareholders only, if shareholders have an opportunity to acquire an integer number of allocated shares and other

issue-grade securities convertible into shares proportionate to the number of the shares of this category (type) they already hold.
- in case of liquidation of the Company, the property of the Company remaining after satisfaction of creditors' claims shall be used for making payments in the following sequence:
first of all, payments shall be made on the shares to be bought back in accordance with Article 75 of the Federal Act "On joint stock companies";
second, accrued but not paid dividends on preferred shares and the liquidation value of preferred shares under the Charter of the Company shall be paid;
third, property shall be distributed between holders of ordinary shares and all types of preferred shares.
If extraordinary General Meeting of Shareholders of RAO UES of Russia on December 06, 2006 takes resolution on amending and supplementing of the Charter of RAO UES of Russia, A-type preferred shares in the Company shall grant to holders thereof the rights similar to the rights granted by A-type preferred shares in RAO UES of Russia under the said resolution.
3.12. The shares of the new companies which remain non-allocated among shareholders of RAO UES of Russia shall be considered as acquired by RAO UES of Russia.
3.13. Shares of the new companies shall be considered as allocated (distributed among shareholders of RAO UES of Russia, retained by RAO UES of Russia) as of the date of the state registration of the companies resulting from the reorganization, based on the record of shareholders of RAO UES of Russia as of the relevant date.
3.14. To approve the separation balance sheet .
3.15. Anatoly Vladimirovich Bushin, Director General of OAO OGK-5, shall be appointed as the person performing the functions of the sole executive body of OAO OGK-5 Holding.
3.16. Vladimir Albertovich Lebedev, Director General of OAO TGK-5, shall be appointed as the person performing the functions of the sole executive body of OAO TGK-5 Holding.
3.17. The following members of the Auditing Committee of OAO OGK-5 Holding shall be appointed

	Full name and title of the nominee
1	Burova, Oksana Vyacheslavovna, Head of the Accounting Process Methodology and Coordination of the Accounting and Reporting Department, OGK-5
2	Samsonov, Sergey Gennadyevich, Manager of the Financial and Business Control Department for Subsidiaries and Dependent Companies of Business Unit 1, RAO UES of Russia
3	Sidorov, Sergey Borisovich, Head of the Internal Audit Department of the Corporate Center, RAO UES of Russia
4	Uzgorov, Igor Ivanovich, Head of the Financial and Business Control Department for Subsidiaries and Dependent Companies of Business Unit 1, RAO UES of Russia
5	Zenyukov, Igor Alikovich, Deputy Head of the Department for Corporate Governance and Shareholder Relations of the Corporate Center, RAO UES of Russia

3.17. To determine the following composition of the Auditing Committee of OAO TGK-5 Holding

	Full name and title of the nominee
1	Mikhin, Maxim Valeryevich, Specialist of the Financial and Business Control Department for Subsidiaries and Dependent Companies of Business Unit 1, RAO UES of Russia
2	Kramarenko, Vyacheslav Mikhailovich, Head of the Internal Control and Audit Department, IES
3	Sidorov, Sergey Borisovich, Head of the Internal Audit Department of the Corporate Center, RAO UES of Russia
4	Sorokin, Roman Yuryevich, Division Head of the Department for Corporate Governance and Shareholder Relations of the Corporate Center, RAO UES of Russia
5	Uzgorov, Igor Ivanovich, Head of the Financial and Business Control Department for

3.19. The register of holders of the issue-grade securities of each new company shall be kept by the keeper of the record of shareholders of the company taking over the new company: OAO Central Moscow Depositary located at bldg. B, 3 Orlikov Pereulok, 107078 Moscow, for OAO OGK-5 Holding and OAO Reestr-A Plus located at 50 Kommunisticheskaya St., 630007 Novosibirsk, for OAO TGK-5 Holding.

3.20. To approve the Charter of OAO OGK-5 Holding.

3.21. To approve the Charter of OAO TGK-5 Holding.

3.22. If the state registration of one of the new companies (OAO OGK-5 Holding, OAO TGK-5 Holding) shall not occur within two years of this resolution, resolution on reorganization of RAO UES of Russia through a spin-off shall not be performed in respect of the company not registered by that time.

FOR AGAINST ABSTAINED

Please, choose (leave non-crossed out) one of the above alternatives corresponding to your decision
(unless otherwise stipulated by paragraphs 1, 2, 3)

1. If voting is based on a power of attorney issued in respect of shares transferred after the deadline stipulated for execution of the list of persons entitled to attend the general meeting (hereinafter referred to as the List), please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - *voting under a power of attorney issued in respect of shares transferred after the date of execution of the List.*

2. If after the deadline stipulated for execution of the List not all shares have been transferred, please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - *a part of shares have been transferred after the date of execution of the List. If in respect of the shares transferred after the date of execution of the List instructions are received from transferee of such shares which are coinciding with the voting alternative left, such votes shall be summed up.*

3. If voting is under instructions of the persons which have acquired shares after the deadline stipulated for execution of the List, or in accordance with instructions of the persons which have acquired the depositary securities, please, indicate the number of votes cast for each voting alternative in the field chosen under the voting alternative and indicate reason of filling in the field:
□ - *voting under instructions of transferees of shares acquired after the deadline stipulated for execution of the List, and/or under instructions of holders of depositary securities*

Signature of shareholder (representative)

________________________(_____________________________________)
(signature) (full name)

<u>The voting bulletin shall be signed by the shareholder or his proxy, otherwise the voting bulletin shall be invalidated</u>



Unified Energy System of Russia **bldg. 3, 101 Prospekt Vernadskogo, 119526 Moscow, Russian Federation** Extraordinary General Meeting of Shareholders of RAO UES of Russia in the form of absentee voting Deadline for receipt of bulletins: **December 06, 2006** Completed voting bulletins should be sent to the following address: ZAO STATUS Registration Company, 1/64 Dobrovolcheskaya Str., 109544, Moscow, **VOTING BULLETIN**	**000000** **2**

Number of votes for cumulative voting:	

Resolution with regard to item 2: Elect the Board of Directors of OAO OGK-5 Holding as follows:

Item No.	Name of Candidate, position*	FOR	AGAINST	ABSTAINED
1.	Akhanov, Dmitry Sergeyevich, Head of the Reform Project Implementation Center of the Reform Management Center, RAO UES of Russia			
2.	Bunyakin, Maxim Nikolayevich, Senior Expert, Reform Management Center			
3.	Volik, Vladimir Olegovich, Reform Manager, RAO UES of Russia			
4.	Znamensky, Aleksey Alekseyevich, Senior Consultant, BRANAN			
5.	Kachay, Aleksey Romanovich, Deputy Head of the Strategy Department of the Reform Management Center			
6.	Bykhanov, Evgeny Nikolayevich, Deputy Director General of the Institute of Professional Directors (Fund)			
7.	Shtykov, Dmitry Viktorovich, Director General of the Institute of Professional Directors (Fund)			
8.	Nepsha, Valery Vasilyevich, Deputy Director General of the Institute of Professional Directors (Fund)			
9.	Galka, Vadim Vadimovich, Head of the Personnel Management Department of the Corporate Center, RAO UES of Russia			
10.	Burnashev, Dmitry Aleksandrovich, Head of the Business Planning Department of the Corporate Center, RAO UES of Russia			
11.	Vasin, Dmitry Alekseyevich, Head of the Finance Department for Subsidiaries and Dependent Companies of Business Unit 1, RAO UES of Russia			
12.	Krivoguzov, Andrey Vladimirovich, Head of the Department for Technical Audit and Production Supervision of Business Unit 1, RAO UES of Russia			
13.	Shchedrolyubov, Viktor Leonidovich, Head of the Department for Technical Condition and Repair Organization of Business Unit 1, RAO UES of Russia			
14.	Orudzhev, Eldar Valeryevich, Deputy Managing Director of Business Unit 1, RAO UES of Russia			

15.	Bushin, Anatoly Vladimirovich, Director General, OGK-5			
16.	Abramov, Evgeny Yuryevich, Head of the Energy Complex Directorate, MMC Norilsk Nickel			

Number of votes for cumulative voting:	

Resolution with regard to item 3: Elect the Board of Directors of OAO TGK-5 Holding as follows:

Item No.	Name of Candidate, position*	FOR	AGAINST	ABSTAINED
1.	Akhanov, Dmitry Sergeyevich, Head of the Reform Project Implementation Center of the Reform Management Center, RAO UES of Russia			
2.	Bunyakin, Maxim Nikolayevich, Senior Expert, Reform Management Center, RAO UES of Russia			
3.	Volik, Vladimir Olegovich, Reform Manager, RAO UES of Russia			
4.	Znamensky, Aleksey Alekseyevich, Senior Consultant, BRANAN			
5.	Kachay, Aleksey Romanovich, Deputy Head of the Strategy Department of the Reform Management Center, RAO UES of Russia			
6.	Bykhanov, Evgeny Nikolayevich, Deputy Director General of the Institute of Professional Directors (Fund)			
7.	Shtykov, Dmitry Viktorovich, Director General of the Institute of Professional Directors (Fund)			
8.	Nepsha, Valery Vasilyevich, Deputy Director General of the Institute of Professional Directors (Fund)			
9.	Kozhukhovsky, Igor Stepanovich, Head of the Economic Policy Department of the Corporate Center, RAO UES of Russia			
10.	Negasheva, Yulia Nikolayevna, Head of the Corporate Finance and Budget Department of the Corporate Center, RAO UES of Russia			
11.	Rozhkov, Dmitry Ernstovich, Head of the Operation and Long-Term Development Department of Business Unit 1, RAO UES of Russia			
12.	Sokolovsky, Mikhail Zinovyevich, Head of the Legal Department of Business Unit 1, RAO UES of Russia			
13.	Filippov, Vasily Gennadyevich, Head of the Tariff Design Department of Business Unit 1, RAO UES of Russia			
14.	Kolushov, Vladimir Nikolayevich, Executive Director of Business Unit 1, RAO UES of Russia			
15.	Lebedev, Vladimir Albertovich, Director General, TGK-5			
16.	Abramov, Evgeny Yuryevich, Head of the Energy Complex Directorate, MMC Norilsk Nickel			

*** Positions are indicated as of the date of nomination of candidates.**

Attention! Upon cumulative voting the number of votes held by each shareholder is multiplied by the number of persons that shall be elected to the Board of Directors of the company and a



shareholder may cast all votes thus received for one candidate, or distribute them among two or more candidates, or vote "against all" or "abstained in respect of all candidates" by leaving uncrossed only the chosen variant of voting.
Fractional part of vote received in the result of multiplying the number of votes held by a holder of a fractional share by the number of persons that shall be elected to the Board of Directors of the company may be cast only for one candidate.

The above procedure of cumulative voting is applied unless otherwise is provided for in paragraphs 1, 2, 3 below

1. If voting is done by proxy issued in relation to shares transferred after the date of compiling the list of persons entitled to vote at the general meeting ("the List"), then please specify the number of votes cast for the variant you choose in the field under the chosen (uncrossed) variant of voting and make a mark about the reason of filling in the field:

☐ - voting by proxy issued in relation to shares transferred after the date of compiling the List

2. If after the date of compiling the List shares have not been transferred in full, please specify the number of votes cast for the variant you choose in the field under the chosen (uncrossed) variant of voting and make a mark about the reason of filling in the field:

☐ - part of shares has been transferred after the date of compiling the List. If in relation to shares transferred after the date of compiling the List the instructions of purchasers of such shares coinciding with the chosen variant of voting have been received, then such votes shall be summarized

3. If voting is done in accordance with instructions of persons who have purchased shares after the date of compiling the List or in accordance with instructions of depository securities holders please specify the number of votes cast for each variant of voting in respective fields under the variants of voting and make a mark about the reason of filling in the field:

☐ - voting in accordance with instructions of persons who have purchased shares after the date of compiling the List and/or in accordance with instructions of depository securities holders

Signature of Shareholder (Representative)

_______________(______________________________)

(signature) *(name)*

The voting bulletin shall be signed by Shareholder or his/her/its representative otherwise the bulletin shall be considered as invalid.

Unified Energy System of Russia Russia, 119526 Moscow, Prospekt Vernadskogo, 101, Building 3 Extraordinary General Meeting of Shareholders of RAO UES of Russia shall be held by the method of absentee voting Deadline for acceptance of voting bulletins: 06 December 2006 Filled-in voting bulletins shall be sent to: 109544, Moscow, Dobrovolcheskaya Street, 1/64, ZAO STATUS Registration Company **VOTING BULLETIN**	**000000 3**

Resolution on item No. 4:

1. OAO OGK-5 Holding shall be reorganised through a merger to OAO OGK-5 on the terms and conditions provided by the agreement of accession of OAO OGK-5 Holding to OAO OGK-5.
2. The agreement of accession of OAO OGK-5 Holding to OAO OGK-5 shall be approved.
3. The deed of assignment of OAO OGK-5 Holding shall be approved.
4. The following manner and terms and conditions of conversion of shares in OAO OGK-5 Holding into shares in OAO OGK-5 shall be approved:

4.1. It shall be determined that all shares in OAO OGK-5 Holding shall be converted into shares in OAO OGK-5, which have come into possession of OAO OGK-5 (except for shares repurchased by OAO OGK-5), and also into additional shares in OAO OGK-5, in the case mentioned in paragraph 4.2.;

4.2. Where, in calculating the number of shares that shall be received by a shareholder of OAO OGK-5 Holding as a result of conversion, the calculated number of shares of any shareholder of OAO OGK-5 Holding represents a fractional number, then the fractional part of the number of shares shall be rounded off in accordance with the following rule:

- if the decimal number is 5 to 9, one shall be added to the whole number and the decimal numbers shall be disregarded;
- if the decimal number is 0 to 4, the whole number only shall be counted and the decimal numbers shall be disregarded;
- if no shares are receivable by a shareholder as a result of the rounding, such shareholder shall receive one share in OAO OGK-5.

Such rounding shall be made only at the expense of additional shares in OAO OGK-5, issued in the quantity of no more than 1,000,000 (one million) shares.

4.3. Additional ordinary shares in OAO OGK-5 shall grant the following rights to the shareholders:

- Participate in the General Meeting of shareholders of the Company with the right to vote on all matters referred to its authority either in person or by proxy;
- Make proposals for the agenda of the General Meeting in the manner provided by the laws of the Russian Federation and Charter of the Company;
- Obtain information concerning activities of the Company and inspect documents of the Company in accordance with Article 91 of the Federal Law "On Joint Stock Companies", other normative legal acts, and the Charter of the Company;
- Receive dividends declared by the Company;
- Pre-emptive right to acquire additional shares and securities convertible into shares, issued by public offering, in the quantity proportional to the number of their ordinary shares;
- In the event of liquidation of the Company, receive a part of its assets;
- Exercise other rights provided by the laws of the Russian Federation and Charter of the Company.

4.4. Rates of conversion of shares:



((2,075,149,384 * 0.9158) + 41,041,753,984) / 17,685,842,752 ordinary shares in OAO OGK-5 Holding shall be converted into 1 ordinary share in OAO OGK-5 having the par value of 1 rouble each;
2,075,149,384 / ((17,685,842,752 – (17,685,842,752 / ((2,075,149,384 * 0.9158) + 41,041,753,984) * 41,041,753,984)) preferred shares in OAO OGK-5 Holding shall be converted into 1 ordinary share in OAO OGK-5 having the par value of 1 rouble each;
4.5. Shares in OAO OGK-5 Holding shall be deemed to be converted into ordinary shares in OAO OGK-5 as of the date of making an entry into the Unified State Register of Legal Entities, concerning the cessation of activity of OAO OGK-5 Holding, based on the information contained in the share register of OAO OGK-5 Holding as of the said date.
4.6. Shares in OAO OGK-5 Holding, which are subject to conversion, shall be cancelled upon their conversion.
5. It shall be determined that the separation balance sheet of RAO UES of Russia, containing provisions on the designation of OAO OGK-5 Holding as legal successor of RAO UES of Russia, shall represent a deed of assignment, under which the rights and obligations of RAO UES of Russia shall be assigned to OAO OGK-5.
6. Yakov Moiseevich Urinson, Deputy Chairman of the Management Board of RAO UES of Russia, shall be appointed as the person authorised to sign on behalf of OAO OGK-5 Holding the Agreement of Accession of OAO OGK-5 Holding to OAO OGK-5.

FOR	AGAINST	ABSTAINED

Please, choose (leave non-crossed out) one of the above alternatives corresponding to your decision
(unless otherwise stipulated by paragraphs 1, 2, 3)

1. If voting is based on a power of attorney issued in respect of shares transferred after the deadline stipulated for execution of the list of persons entitled to attend the general meeting (hereinafter referred to as the List), please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - voting under a power of attorney issued in respect of shares transferred after the date of execution of the List.

2. If after the deadline stipulated for execution of the List not all shares have been transferred, please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - a part of shares have been transferred after the date of execution of the List. If in respect of the shares transferred after the date of execution of the List instructions are received from transferee of such shares which are coinciding with the voting alternative left, such votes shall be summed up.

3. If voting is under instructions of the persons which have acquired shares after the deadline stipulated for execution of the List, or in accordance with instructions of the persons which have acquired the depositary securities, please, indicate the number of votes cast for each voting alternative in the field chosen under the voting alternative and indicate reason of filling in the field:
□ - voting under instructions of transferees of shares acquired after the deadline stipulated for execution of the List, and/or under instructions of holders of depositary securities

Signature of shareholder (representative)

_____________________________________(____)

(signature) (full name)

<u>The voting bulletin shall be signed by the shareholder or his proxy, otherwise the voting bulletin shall be invalidated</u>



Unified Energy System of Russia Russia, 119526 Moscow, Prospekt Vernadskogo, 101, Building 3 Extraordinary General Meeting of Shareholders of RAO UES of Russia shall be held by the method of absentee voting Deadline for receipt of voting bulletins: 06 December 2006 Filled-in voting bulletins shall be sent to: 109544, Moscow, Dobrovolcheskaya Street, 1/64, ZAO STATUS Registration Company **VOTING BULLETIN**	**000000** 4

Resolution on item No. 5:

1. OAO TGK-5 Holding shall be reorganised through a merger to OAO TGK-5 on the terms and conditions provided by the agreement of accession of OAO TGK-5 Holding to OAO TGK-5.
2. The agreement of accession of OAO TGK-5 Holding to OAO TGK-5 shall be approved.
3. The deed of assignment of OAO TGK-5 Holding shall be approved.
4. The following manner and terms and conditions of conversion of shares in OAO TGK-5 Holding into shares in OAO TGK-5 shall be approved:

4.1. It shall be determined that all shares in OAO TGK-5 Holding shall be converted into shares in OAO TGK-5, which have come into possession of OAO TGK-5 (except for shares repurchased by OAO TGK-5), and also into additional shares in OAO TGK-5, in the case mentioned in paragraph 4.2. of this resolution;

4.2. Where, in calculating the number of shares that shall be received by a shareholder of OAO TGK-5 Holding as a result of conversion, the calculated number of shares of any shareholder of OAO TGK-5 Holding represents a fractional number, then the fractional part of the number of shares shall be rounded off in accordance with the following rule:

- if the decimal number is 5 to 9, one shall be added to the whole number and the decimal numbers shall be disregarded;
- if the decimal number is 0 to 4, the whole number only shall be counted and the decimal numbers shall be disregarded;
- if no shares are receivable by a shareholder as a result of the rounding, such shareholder shall receive one share in OAO TGK-5.
- Such rounding shall be made only at the expense of additional shares in OAO TGK-5, issued in the quantity of no more than 1,000,000 (one million) shares.

4.3. Additional ordinary shares in OAO TGK-5 shall grant the following rights to the shareholders:

- Participate in the General Meeting of shareholders of the Company with the right to vote on all matters referred to its authority either in person or by proxy;
- Make proposals for the agenda of the General Meeting in the manner provided by the laws of the Russian Federation and Charter of the Company;
- Obtain information concerning activities of the Company and inspect documents of the Company in accordance with Article 91 of the Federal Law "On Joint Stock Companies", other normative legal acts, and the Charter of the Company;
- Receive dividends declared by the Company;
- Pre-emptive right to acquire additional shares and securities convertible into shares, issued by public offering, in the quantity proportional to the number of their ordinary shares;
- In the event of liquidation of the Company, receive a part of its assets;
- Exercise other rights provided by the laws of the Russian Federation and Charter of the Company.

4.4. Rates of conversion of shares:

((2,075,149,384 * 0.9158) + 41,041,753,984) / 583,798,247,818 ordinary shares in OAO TGK-5 Holding shall be converted into 1 ordinary share in OAO TGK-5 having the par value of 0.01 roubles each;

2,075,149,384 / ((583,798,247,818 – (583,798,247,818 / ((2,075,149,384 * 0.9158) + 41,041,753,984) * 41,041,753,984)) preferred shares in OAO TGK-5 Holding shall be converted into 1 ordinary share in OAO TGK-5 having the par value of 0.01 roubles each;

4.5. Shares in OAO TGK-5 Holding shall be deemed to be converted into ordinary shares in OAO TGK-5 as of the date of making an entry into the Unified State Register of Legal Entities, concerning the cessation of activity of OAO TGK-5 Holding, based on the information contained in the share register of OAO TGK-5 Holding as of the said date.

4.6. Shares in OAO TGK-5 Holding, which are subject to conversion, shall be cancelled upon their conversion.

5. It shall be determined that the separation balance sheet of RAO UES of Russia, containing provisions on the designation of OAO TGK-5 Holding as legal successor of RAO UES of Russia, shall represent a deed of assignment, under which the rights and obligations of RAO UES of Russia shall be assigned to OAO TGK-5.

6. Yakov Moiseevich Urinson, Deputy Chairman of the Management Board of RAO UES of Russia, shall be appointed as the person authorised to sign on behalf of OAO TGK-5 Holding the Agreement of Accession of OAO TGK-5 Holding to OAO TGK-5.

FOR	AGAINST	ABSTAINED

Please, choose (leave non-crossed out) one of the above alternatives corresponding to your decision

(unless otherwise stipulated by paragraphs 1, 2, 3)

1. If voting is based on a power of attorney issued in respect of shares transferred after the deadline stipulated for execution of the list of persons entitled to attend the general meeting (hereinafter referred to as the List), please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:

□ - voting under a power of attorney issued in respect of shares transferred after the date of execution of the List.

2. If after the deadline stipulated for execution of the List not all shares have been transferred, please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:

□ - a part of shares have been transferred after the date of execution of the List. If in respect of the shares transferred after the date of execution of the List instructions are received from transferee of such shares which are coinciding with the voting alternative left, such votes shall be summed up.

3. If voting is under instructions of the persons which have acquired shares after the deadline stipulated for execution of the List, or in accordance with instructions of the persons which have acquired the depositary securities, please, indicate the number of votes cast for each voting alternative in the field chosen under the voting alternative and indicate reason of filling in the field:

□ - voting under instructions of transferees of shares acquired after the deadline stipulated for execution of the List, and/or under instructions of holders of depositary securities

Signature of shareholder (representative)

____________________(____________________________)

(signature) (full name)

The voting bulletin shall be signed by the shareholder or his proxy, otherwise the voting bulletin shall be invalidated

Unified Energy System of Russia **bldg. 3, 101 Prospekt Vernadskogo, 119526 Moscow, Russian Federation** Extraordinary General Meeting of Shareholders of RAO UES of Russia in the form of absentee voting Deadline for receipt of bulletins: **December 06, 2006** Completed voting bulletins should be sent to the following address: ZAO STATUS Registration Company, 1/64 Dobrovolcheskaya Str., 109544, Moscow, **VOTING BULLETIN**	**000000** **5**

Resolution with regard to item 6: Approve the following Amendments and supplements to the Charter of RAO UES of Russia:

"Holders of Type A preferred shares shall be entitled to a fixed annual dividend. The total amount to be paid as a dividend per Type A preferred share shall be equal to ten (10) percent of the Company's net profit (without regard to the financial result of the previous financial year's revaluation of financial investments) for the fiscal year divided by the number of shares making twenty-five (25) percent of the Company's Authorized Capital. If the amount of dividends to be paid by the Company for each ordinary share in a certain year exceeds the amount to be paid as a dividend per Type A preferred share, the size of the dividend to be paid for the latter shall be increased to the size of the dividend to be paid per ordinary share. *

FOR	AGAINST	ABSTAINED

Please, choose (leave non-crossed out) one of the above alternatives corresponding to your decision
(unless otherwise stipulated by paragraphs 1, 2, 3)

1. If voting is based on a power of attorney issued in respect of shares transferred after the deadline stipulated for execution of the list of persons entitled to attend the general meeting (hereinafter referred to as the List), please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - voting under a power of attorney issued in respect of shares transferred after the date of execution of the List.

2. If after the deadline stipulated for execution of the List not all shares have been transferred, please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - a part of shares have been transferred after the date of execution of the List. If in respect of the shares transferred after the date of execution of the List instructions are received from transferee of such shares which are coinciding with the voting alternative left, such votes shall be summed up.

3. If voting is under instructions of the persons which have acquired shares after the deadline stipulated for execution of the List, or in accordance with instructions of the persons which have acquired the depositary securities, please, indicate the number of votes cast for each voting alternative in the field chosen under the voting alternative and indicate reason of filling in the field:

□ - *voting under instructions of transferees of shares acquired after the deadline stipulated for execution of the List, and/or under instructions of holders of depositary securities*

Signature of shareholder (representative)

______________________________(____)
(signature) (full name)

<u>The voting bulletin shall be signed by the shareholder or his proxy, otherwise the voting bulletin shall be invalidated</u>



Extraordinary General Meeting of Shareholders of RAO UES of Russia
in the form of absentee voting
Deadline for receipt of bulletins: **December 06, 2006**
Completed voting bulletins should be sent to the following address: ZAO STATUS Registration Company,
1/64 Dobrovolcheskaya Str., 109544, Moscow,

VOTING BULLETIN

Resolution with regard to item 7:

To approve a transaction (associated transactions) regarding the purchase of additional shares of FGC UES by RAO UES of Russia, which is an interested-party transaction, on the following essential conditions:

- the parties to transaction (associated transaction): RAO UES of Russia, FGC UES;
- subject of transaction (associated transactions): FGC UES shall transfer to RAO UES of Russia Twenty Billion (20,000,000,000) ordinary registered shares of FGC UES placed under private offering at the offering price of Fifty (50) kopecks each;
- RAO UES of Russia shall pay for shares of additional issue of FGC UES the amount of Ten Billion (10,000,000,000) rubles no later than the termination of offering.
- price of transaction (associated transactions): Ten Billion (10,000,000,000) rubles.
- RAO UES of Russia may purchase less number of shares of FGC UES, in which case FGC UES shall transfer to RAO UES of Russia the corresponding number of paid shares.

FOR	AGAINST	ABSTAINED

Please, choose (leave non-crossed out) one of the above alternatives corresponding to your decision
(unless otherwise stipulated by paragraphs 1, 2, 3)

1. If voting is based on a power of attorney issued in respect of shares transferred after the deadline stipulated for execution of the list of persons entitled to attend the general meeting (hereinafter referred to as the List), please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - *voting under a power of attorney issued in respect of shares transferred after the date of execution of the List.*

2. If after the deadline stipulated for execution of the List not all shares have been transferred, please, indicate in the field chosen (non-crossed out) under the voting alternative the number of votes cast for the alternative chosen and indicate reason of filling in the field:
□ - *a part of shares have been transferred after the date of execution of the List. If in respect of the shares transferred after the date of execution of the List instructions are received from transferee of such shares which are coinciding with the voting alternative left, such votes shall be summed up.*

3. If voting is under instructions of the persons which have acquired shares after the deadline

stipulated for execution of the List, or in accordance with instructions of the persons which have acquired the depositary securities, please, indicate the number of votes cast for each voting alternative in the field chosen under the voting alternative and indicate reason of filling in the field:

□ - *voting under instructions of transferees of shares acquired after the deadline stipulated for execution of the List, and/or under instructions of holders of depositary securities*

Signature of shareholder (representative)

________________________(____________________________________)

(signature) (full name)

<u>The voting bulletin shall be signed by the shareholder or his proxy, otherwise the voting bulletin shall be invalidated</u>

РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

RAO «UES of RUSSIA»
RUSSIAN JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

06 ДЕК 2006 № 1-78/5-2300

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 06, 2006

Re: Disclosure materials provided by <u>RAO Unified Energy Systems of Russia</u> (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF RAO UESR GROUP FOR H1 2006

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [*+7 (095) 710-43-40*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

Sergey V. Makshakov
Head of The Financial and Tax Accounting Department

RECEIVED
2007 FEB 13 P 12:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RAO UES Group
IFRS Consolidated Interim Financial Statements
For the six months ended 30 June 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REVIEW REPORT OF THE AUDITORS

To the Shareholders and Board of Directors of the Russian Open Joint Stock Company for Energy and Electrification Unified System of Russia ("RAO UES"):

1. We have reviewed the accompanying consolidated interim balance sheet of RAO UES and its subsidiaries (the "Group") as of 30 June 2006 and the related consolidated interim statements of operations, cash flows and changes in equity for the six months then ended. These consolidated interim financial statements as set out on pages 3 to 48 are the responsibility of the RAO UES' management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

2. We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group as of 30 June 2006, and of the results of its operations and its cash flows for the period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

4. Without qualifying our opinion, we draw your attention to Notes 1 and 7 to the accompanying consolidated interim financial statements. The Government of the Russian Federation has a controlling interest in RAO UES and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
5 December 2006

(in millions of Russian Roubles)

	Notes	30 June 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	8	947,534	938,087
Investments in associates and jointly controlled entity	9	4,603	5,271
Deferred profit tax assets	15	5,107	5,444
Other non-current assets	10	45,780	42,075
Total non-current assets		**1,003,024**	**990,877**
Current assets			
Cash and cash equivalents	11	35,094	37,125
Accounts receivable and prepayments	12	142,327	129,958
Inventories	13	49,257	44,194
Other current assets		15,271	12,081
Total current assets		**241,949**	**223,358**
Non-current assets classified as held for sale	26	1,626	-
TOTAL ASSETS		**1,246,599**	**1,214,235**
EQUITY AND LIABILITIES			
Equity	14		
Share capital			
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(3,707)	(3,707)
Retained earnings and other reserves		484,546	467,797
Total equity attributable to the shareholders of RAO UES		**635,945**	**619,196**
Minority interest		243,793	237,327
TOTAL EQUITY		**879,738**	**856,523**
Non-current liabilities			
Deferred profit tax liabilities	15	55,953	55,919
Non-current debt	16	53,221	38,792
Other non-current liabilities	17	14,465	12,807
Total non-current liabilities		**123,639**	**107,518**
Current liabilities			
Current debt and current portion of non-current debt	18	87,902	88,701
Accounts payable and accrued charges	19	109,499	102,448
Taxes payable	20	45,266	59,045
Total current liabilities		**242,667**	**250,194**
Liabilities directly associated with non-current assets classified as held for sale	26	555	-
Total liabilities		**366,861**	**357,712**
TOTAL EQUITY AND LIABILITIES		**1,246,599**	**1,214,235**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

5 December 2006

The accompanying notes are an integral part of these consolidated interim financial statements.

(in millions of Russian Roubles)

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005
Revenues	22	453,302	391,110
Operating expenses	23	(399,904)	(344,269)
Operating profit		53,398	46,841
Finance costs	24	(6,512)	(8,131)
Share of profit/(loss) of associates and jointly controlled entity	9	267	(58)
Profit before profit tax		47,153	38,652
Total profit tax charge	15	(19,999)	(16,813)
Profit for the period		27,154	21,839
Attributable to:			
Shareholders of RAO UES		20,044	16,158
Minority interest		7,110	5,681
Earnings per ordinary share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	25	0.46	0.37
Earnings per preference share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	25	0.60	0.54

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

5 December 2006

(in millions of Russian Roubles)

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before profit tax		47,153	38,652
Adjustments to reconcile profit before profit tax to net cash provided by operations:			
Depreciation and impairment of property, plant and equipment	23	30,771	33,539
Doubtful debtors expense	23	5,888	6,016
Finance costs	24	6,512	8,131
Share of (profit)/loss of associates and jointly controlled entity	9	(267)	58
Loss on disposal of property, plant and equipment	23	2,683	505
Adjustment for other non-cash investing activities		(6,315)	(5,655)
Operating cash flows before working capital changes and profit tax paid		86,425	81,246
Working capital changes:			
Increase in accounts receivable and prepayments		(23,135)	(30,676)
Increase in other current assets		(3,201)	(831)
Increase in inventories		(5,081)	(384)
Increase in other non-current assets		(3,033)	(8,771)
Increase in accounts payable and accrued charges		5,874	6,054
(Decrease)/increase in taxes payable, other than profits tax		(8,138)	1,696
Increase/(decrease) in other non-current liabilities		1,928	(3,895)
Profit tax paid		(26,293)	(17,539)
Net cash generated by operating activities		**25,346**	**26,900**
CASH FLOW FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment		(42,446)	(40,016)
Proceeds from sale of property, plant and equipment		915	3,074
Purchase of investments		(248)	(3,035)
Aquisition of subsidiaries, net of cash acquired	5	-	(2,029)
Net cash used for investing activities		**(41,779)**	**(42,006)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from issuance of current debt		178,721	119,158
Proceeds from issuance of non-current debt		27,835	12,471
Repayment of debt		(185,653)	(120,026)
Interest paid		(4,780)	(4,096)
Dividends paid to RAO UES shareholders		(17)	-
Dividends paid by Group to minority interest shareholders		(1,704)	(1,219)
Proceeds from share issuance by subsidiaries		-	3,125
Purchases of treasury shares of subsidiary, net		-	(473)
Net cash generated by financing activities		**14,402**	**8,940**
Decrease in cash and cash equivalents		**(2,031)**	**(6,166)**
Cash and cash equivalents at the beginning of the period	11	**37,125**	**35,844**
Cash and cash equivalents at the end of the period	11	**35,094**	**29,678**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

5 December 2006

(in millions of Russian Roubles)

	Attributable to the shareholders of RAO UES						
	Ordinary shares	Preference shares	Treasury shares	Retained earnings and other reserves	Total	Minority interest	Total equity
As at 1 January 2005	147,439	7,667	(3,925)	462,470	613,651	227,633	841,284
Change in fair value of available-for-sale investments	-	-	-	105	105	-	105
Translation differences (Note 14)	-	-	-	23	23	-	23
Profit for the period (restated)	-	-	-	16,158	16,158	5,681	21,839
Change in treasury shares, net	-	-	214	(190)	24	-	24
Dividends (Note 14)	-	-	-	(2,758)	(2,758)	(2,170)	(4,928)
Stock option plan (Note 7)	-	-	-	164	164	-	164
Acquisitions (Note 5)	-	-	-	-	-	6,015	6,015
Changes in Group structure (Note 14)	-	-	-	(5,463)	(5,463)	5,463	-
As at 30 June 2005	147,439	7,667	(3,711)	470,509	621,904	242,622	864,526
As at 1 January 2006	147,439	7,667	(3,707)	467,797	619,196	237,327	856,523
Change in fair value of available-for-sale investments	-	-	-	178	178	-	178
Translation differences (Note 14)	-	-	-	581	581	-	581
Profit for the period	-	-	-	20,044	20,044	7,110	27,154
Stock option plan (Note 7)	-	-	-	65	65	-	65
Dividends (Note 14)	-	-	-	(2,758)	(2,758)	(3,080)	(5,838)
Changes in Group structure (Note 5, 14)	-	-	-	(1,361)	(1,361)	2,436	1,075
As at 30 June 2006	147,439	7,667	(3,707)	484,546	635,945	243,793	879,738

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

5 December 2006

(in millions of Russian Roubles)

Note 1: The Group and its operations

The Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group (the "Group") consists of RAO UES and its related subsidiaries, associates and jointly controlled entity. The Group principal subsidiaries as at 30 June 2006 are presented in Note 5. The Group associates and jointly controlled entity are presented in Note 9.

The Group performs the following major activities:

- ***Generation*** – electricity and heat generation;
- ***Transmission*** – high voltage transmission of electricity;
- ***Distribution*** – delivery of electricity through distribution grids;
- ***Retailing*** – sales of electricity.

RAO UES's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

Operating environment of the Group. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Relations with the state and current regulation. As at 30 June 2006, the Government of the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 14, only ordinary shares have voting rights. The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers (see Note 7).

The Government of the Russian Federation affects the Group's operations through:

- participation of its representatives in the Board of Directors of RAO UES;
- its tariff regulation within wholesale and retail electricity and heat markets;
- its control over and approval for the Group companies' investment programs;
- its antimonopoly regulation.

The Federal Service on Tariffs ("FST") regulates electricity and heat tariffs by setting maximum electricity and heat tariff level for final consumers, wholesale market and infrastructural entities (electricity transmission through the high voltage grids), and the regional services on tariffs ("RSTs") set tariffs for electricity and heat for final consumers and tariffs for electricity distribution through the low voltage grids on regional retail markets. Although some free trading of limited volumes of electricity, tariffs which Group entities may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the Government of the Russian Federation imposed an obligation on Group entities to provide connection for the supply of electricity and heating to customers in the Russian Federation.

Investment programs of the Group's companies are subject to approval by state regulation bodies. Approval of the investment programs of RAO UES, Federal grid company and System operator CDU UES is within the competence of the Ministry of Industry and Electricity, the Ministry of Economic Development and Trade of the Russian Federation and FST. The RSTs approve the investment programs of regional distribution and energy sales companies.

As described in Notes 2, 27 and 28, the Government's economic, social and other policies could have material effects on the operations of the Group.

(in millions of Russian Roubles)

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity.

- The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On Electric Utilities" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period" and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation" ("Federal Law No.36-FZ"). In March 2006 changes to the Federal law No.36-FZ of 26 March 2003 were made which cancelled the moratorium on combining competitive and monopoly types of activities in the electric utility industry.

- In June 2006 the Russian Federation Government issued Resolution No. 355 that set the regulatory framework specifying how entities should function in the electric utility industry to satisfy their own needs as well as production needs. Under this framework, it is now possible for entities to combine competitive and monopoly types of activities in the electric utility industry.

- In October 2003, the Russian Federation Government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there were two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers were able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, had been holding electricity bidding in the free trading sector in the European part of Russia and in the Urals. Starting from May 2005, the free trading sector was extended to Siberia, and starting from October 2005, a balancing market was put in operation.

- As at 1 September 2006 a new liberalized model of the wholesale and retail electricity (power) markets has been launched according to the Russian Government's Resolution No. 529 "On Improvement of the Procedure for Functioning of Wholesale Electricity (Power) Market" and No. 530 "On Rules for the Functioning of Retail Electricity Markets". Under the new wholesale market model, the existing electricity and power purchase-and-sale relations in the regulated market sector are to be replaced by the regulated bilateral contract system. In 2006 regulated contracts will cover all volumes of electricity and power produced and consumed. Since 2007 volumes of electricity (power) traded in the wholesale market at regulated prices will substantially reduce. The pace of reduction will be set annually by the Russian Federation Government according to socio-economic development forecasts. In 2007 up to 95% of the forecasted production volumes will be traded at regulated prices. Period from 2006 to approximately 2013 is transition period. After that it will become possible to launch a fully competitive whole sale market. The new market model implies two ways of electricity trading at free prices – free bilateral contracts and a day – ahead market. Under free bilateral contracts market participants have the right to choose contracting parties, prices and supply volumes. The day-ahead market is based on competitive selection of bids submitted by suppliers and buyers a day before the electricity is actually supplied. The competitive selection is held by the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market". If there are deviations from the day-ahead forecast, participants are obliged to sell excess amounts or buy missing ones in the balancing market. As a whole, the day ahead market replaces the free trade sector that was previously operating. Consumption and production planning held by System operator CDU UES is based on the bidding results.

- As at 29 May 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES strategy for the period from 2003 through 2008" (further – the "Concept of RAO UES Strategy"). In February 2006 the Board of Directors approved Appendixes to the Concept of RAO UES Strategy: "Territorial generating companies ("TGCs") being created on the basis of assets of the Holding Company RAO UES" and "Generating companies of the Wholesale Electricity Market ("WGCs")". These documents provide a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.

(in millions of Russian Roubles)

- In October 2005 the Board of Directors of RAO UES cancelled the moratorium for disposal of core assets of the Group and determined rules on spending of proceeds from sale of property, plant and equipment and long-term investments.

- In accordance with the Concept of RAO UES Strategy, and considering the policies of the Russian Federation in respect of the process of reform of the electricity utility industry, RAO UES is developing the first stage of reorganization which assumes separation of 2 generating companies (WGC-5 and TGC-5) with proportional distribution of shares of the separated companies between the shareholders of RAO UES. A second stage of the reorganization of RAO UES is expected to be completed in the second half of 2008.

At this time, the impact of the industry changes on both the financial results and position of the Group cannot be readily assessed because the specific, detailed mechanisms to affect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process. Certain changes in the Group structure during the restructuring process are described in Note 5.

Note 2: Financial condition

As at 30 June 2006, the Group's current liabilities exceeded its current assets by Russian Roubles ("RR") 718 million (as at 31 December 2005 the Group's current liabilities exceeded its current assets by RR 26,836 million).

As discussed above, the Group is affected by Government policy through control of tariffs and other factors. The RSTs do not always permit tariff increases in line with increases in the Group's costs and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognised under an International Financial Reporting Standards ("IFRS") basis of accounting. As a result, tariffs do not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Group also experiences difficulties raising finance for necessary investment in generation, transmission and distribution assets.

Although management in recent years has improved significantly the absolute level of settlements for current sales the Group continues to experience problems in obtaining settlement of old accounts receivable. Currently substantially all settlements of accounts receivable are made in cash. Despite this success, there still remains a significant amount of uncollected accounts receivable from earlier periods. Management has continued its collection and restructuring efforts to reduce the outstanding balances. There is legislation enabling the Group to cut off non-payers, but this is only possible to a certain extent due to strategic and political factors. Federal, municipal and other Governmental organisations make up a significant portion of the debtor balance as at 30 June 2006. The Group has provided against doubtful accounts receivable, as further described in Notes 10 and 12.

Group management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional Governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets; and
- active participation in the restructuring of the Russian electricity utility industry (see Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of preparation

Statement of compliance. These consolidated interim financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") and related interpretations adopted by the International Accounting Standards Board ("IASB").

(in millions of Russian Roubles)

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR") with the exception of foreign companies which prepare their statutory financial statements in accordance with their statutory accounting requirements. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Reclassifications. Certain reclassifications have been made to prior year data to conform with the current year presentation.

In prior periods the Group accounted for changes to minority interest resulting from the change in the total amount of preference shares as a result of the on-going re-structuring of the Group as an operating expenses in the Consolidated Statement of operations. For the six months ended 30 June 2005 the amount of respective change in minority interest (RR 5,463 million) was restated to so as to account for such changes as "Changes in Group structure" in the Consolidated Statement of changes in equity. The earnings per share calculation (Note 25) was restated to reflect this change in treatment:

	Six months ended 30 June 2005 (restated)	Six months ended 30 June 2005
Operating expenses	344,269	349,732
Profit for the period	21,839	16,376
Retained earnings - Changes in Group structure	(5,463)	-
Earnings per ordinary share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	0.37	0.24
Earnings per preference share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	0.54	0.41

The management of the Group believes that the revised presentation provides more relevant and meaningful information about the changes in the financial position of the Group.

Functional and presentation currency. The national currency of the Russian Federation is the RR, which is RAO UES's functional currency and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest million.

Accounting of effect of hyperinflation. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with International Accounting Standards 29 ("IAS") ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicated that hyperinflation ceased, effective from 1 January 2003 the Group no longer applied the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

New accounting developments. During the period December 2003 to September 2006, the International Accounting Standards Board ("IASB") made 26 revisions to its standards and issued 7 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued eleven new interpretations, one of which was subsequently withdrawn.

These consolidated interim financial statements have been prepared by applying the accounting policies consistent with those of the annual financial statements for the year ended 31 December 2005, except for those policies which were changed to comply with the new or amended standards and interpretation that are in force for the year beginning on 1 January 2006.

These new or amended standards and interpretations that are in force for the year beginning on 1 January 2006 and their impact on the current period or any prior period is described below:

(in millions of Russian Roubles)

- Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- IFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard did not have a material effect on the Group's financial statements;

- IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation did not have a material effect on the Group's financial statements and

- IFRIC 6, "Liabilities arising from participating in a specific market – waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation did not have a material effect on the Group's financial statements.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7, "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group;

- IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of IFRIC 8 on the Group's operations;

- IFRIC 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management is currently assessing the impact of IFRIC 9 on the Group's operations;

- IFRIC 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after 1 November 2006. Management is currently assessing the impact of IFRIC 10 on the Group's operations;

- IFRIC 11, "Group and Treasury share transactions ", effective for annual periods beginning on or after 1 March 2007. Management is currently assessing the impact of IFRIC 11 on the Group's operations;

- IFRIC 12, "Group and Treasury share transactions ", effective for annual periods beginning on or after 1 March 2008. Management is currently assessing the impact of IFRIC 12 on the Group's operations;

- IFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1 January 2007. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and has concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

Unless otherwise described above, the analysis in respect of these new standards and interpretations has been carried out by the Group, and they are not expected to significantly affect the Group's financial statements.

Going concern. The Financial Statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The accompanying Financial Statements do not include any adjustments should the Group be unable to continue as a going concern.

Critical accounting estimates and assumptions. The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on the Group's assessment of the collectibility of specific customer accounts. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates (see Note 12).

If the Group determines that no objective evidence exists that impairment was incurred for an individually assessed accounts receivable, whether significant or not, it includes the account receivable in a group of accounts receivable with similar credit risk characteristics and collectively assesses them for impairment.

For the purposes of a collective evaluation of impairment accounts receivable are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of accounts receivable that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets and the experience of management in respect of the extent to which amounts will become overdue as a result of past loss events and the success of recovery of overdue amounts. Past experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect past periods and to remove the effects of past conditions that do not exist currently.

Impairment of other assets and accounting for provisions

At each balance sheet date the Group assesses whether there is any indication that the recoverable amount of the Group's assets has declined below the carrying value. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified. If conditions change and management determines that the assets' value has increased, the impairment provision will be fully or partially reversed.

Accounting for impairment includes provisions against property, plant and equipment, investments, other non-current assets and inventory obsolescence. The provisions for liabilities and charges primarily include provisions for pension liabilities and legal proceedings. The Group records impairment or accrues these provisions when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. The Group's estimates for provisions for liabilities and charges are based on currently available facts and the Group's estimates of the ultimate outcome or resolution of the liability in the future.

Actual results may differ from the estimates and the Group's estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure. Provisions for pension obligations are periodically adjusted based on updated actuarial assumptions (see Note 21).

Fair value of acquired assets and liabilities

IFRS 3 requires that, at the date of acquisitions, all identifiable assets, liabilities and contingent liabilities of an acquired entity should be recorded at their respective fair values. The estimation of fair values requires management's judgment. Changes in any of the estimates subsequent to the finalization of acquisition accounting may result in losses or profits in future periods.

Tax contingencies

Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where the Group management believes it is probable that their interpretation of the relevant legislation and the Group's tax positions cannot be sustained, an appropriate amount is accrued for in the IFRS financial information (see Note 28).

Useful lives of property, plant and equipment

The estimation of the useful life of an item of property, plant and equipment is a matter of management judgment based upon experience with similar assets. In determining the useful life of an asset, management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is operated. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Deferred tax

As at 30 June 2006 and 31 December 2005 the Group has not recognized a deferred tax liability in respect of temporary differences associated with investments in all its subsidiaries that may crystallize depending on how the RAO UES restructuring is effected in the future (see Note 15).

Note 4: Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The Group consolidates a number of companies in which the Group owns less than 50 percent of the voting shares. In these circumstances, control exists on the basis of a significant shareholding combined with other factors which allow the Group to exercise control, namely: RAO UES has the majority in the Board of Directors, RAO UES is the dominant owner, or RAO UES has major influence over the company operations through its ownership and operation of the Unified Energy System.

The majority of the principal subsidiary companies described in Note 5 were transferred to the Group by the state on and after the incorporation of RAO UES as a joint stock company, or were created as a result of the Group restructuring of such companies. These transfers represent a reorganisation of assets under common control and, accordingly, were accounted for in a manner similar to the uniting of interests method of accounting from the date of privatisation of each Group entity, or from the date of the related restructuring.

All inter-company balances and transactions have been eliminated. The minority interest has been disclosed as part of equity.

Investments in associates and jointly controlled entity. Investments in associated enterprises and jointly controlled entities are accounted for using the equity method of accounting, based upon the percentage of ownership held by the Group. Associated enterprises are entities over which RAO UES exercises significant influence but which it does not control.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group discontinues the use of the equity method from the date on which it ceases to have joint control over, or have significant influence in, associates and a jointly controlled entity.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity.

Business combinations. All business combinations are accounted for by applying the purchase method of accounting. Where the Group obtains control of an entity or a business, it measures the cost of the business combination as the aggregate of:

(a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree and

(b) any costs directly attributable to the business combination.

The acquisition date is the date when the Group effectively obtains control of the acquiree.

Goodwill. Goodwill is recognised on acquisitions of subsidiaries, associates and jointly controlled entities. Goodwill arising on the acquisitions represents any excess of the purchase consideration over the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities. Goodwill is recognised at cost less impairment losses. The carrying amount of goodwill is assessed for impairment on an annual basis. In respect of associates and a jointly controlled entity, the carrying amount of goodwill is included in the carrying amount of the investment.

Any excess of the fair value of the net identifiable assets acquired over the cost of acquisition is recognised immediately in the statement of operations.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate categorisation, current or non-current, at the time of the purchase and re-evaluates it based on maturity at each reporting date.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

Regular way purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by the Group. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

The Group does not hold any investments held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by the Group entities and denominated in foreign currencies at the balance sheet date, are translated into RR at the exchange rates prevailing at that date. Items included

(in millions of Russian Roubles)

in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The balance sheets of foreign subsidiaries are translated into RR at the exchange rate prevailing at the reporting date. Statements of operations of foreign entities are translated at the average exchange rate for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries are recognised as translation differences and included in the translation reserve in equity.

As at 30 June 2006, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the RR and the US Dollar ("USD") was RR 27.08: USD 1.00 (31 December 2005: RR 28.78: USD 1.00), between the RR and EURO RR 33.98: EURO 1.00 (31 December 2005: RR 34.19: EURO 1.00).

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment is stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	3 – 50	20 – 50
Electricity transmission	14 – 19	25
Electricity distribution	3 – 40	25
Heating network	3 – 43	20
Other	8 – 24	10

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term high liquid investments that are readily convertible into cash and have an original maturity of three months or less and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the original effective rate of interest.

Value added tax on purchases and sales. Value added tax ("VAT") related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases.

The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which has not been settled at the balance sheet date (deferred VAT) is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Deferred profit taxes. Deferred profit tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred profit tax is not provided for the undistributed earnings of subsidiaries, as the Group requires profits to be reinvested, and only insignificant dividends are declared. Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, the original liability is derecognised and the restructured liability is recognised at its fair value. The fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms using market interest rates prevailing at the time of restructuring. The gain on derecognition of the original liability is credited to the statement of operations as a gain on restructuring. Non-current portion of the restructured payable, if any, is reclassified to other non-current liabilities. The difference, if any, between the fair value of the restructured payable on its initial recognition and the maturity amount is amortised over the period until maturity as an interest expense.

Debt. Debt is recognised initially at its fair value. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective interest rate method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation. All borrowing costs, including those on borrowings used to finance construction of property, plant and equipment are recognised as an expense in the period in which they are incurred.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority's ownership percentage

of these subsidiaries. Specific rights on liquidation for preference shareholders of subsidiaries are included in the calculation of minority interests.

In prior periods, the Group followed a 'parent company' approach to transactions with minorities: any gains and losses resulting from sales of shares to minority shareholders were recorded in the statement of operations. In 2005 the Group changed its accounting policy to adopt an 'economic entity' approach, whereby minorities are treated as equity participants. As a consequence, all the gains and losses resulting from the purchases and sales of the minority interest are recognised in the statements of changes in equity. Management believes that the new policy results in a clearer and more consistent presentation of the transactions between equity participants, in particular those arising in connection with restructuring and respective changes in the Group structure.

The changes have been made in order to present the information about minority interest in a format considered to be more useful to the users of the financial statements. Relevant changes in prior periods presentation are disclosed in Note 14.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred and included in employee benefit expenses and payroll taxes in the statements of operations.

A number of Group entities operate defined benefit plans that cover the majority of the Group's employees. Benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognised in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligations are calculated using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid associated with the operation of the plans, and that have terms to maturity approximating the terms of the related pension liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligations are charged or credited to the statement of operations over the employees' expected average remaining working lives.

Non-current assets classified as held for sale. Non-current assets and disposal groups (which may include both non-current and current assets) are classified in the balance sheet as 'Non-current assets held for sale' if their carrying amount will be recovered principally through a sale transaction within twelve months after the balance sheet date. Assets are reclassified when all of the following conditions are met at the balance sheet date: (a) the assets are available for immediate sale in their present condition; (b) the Group's management approved and initiated an active programme to locate a buyer; (c) the assets are actively marketed for a sale at a reasonable price; (d) the sale is expected to occur within one year and (d) it is unlikely that significant changes to the plan to sell will be made or that the plan will be withdrawn.

Operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Finance leases. Where the Group is a lessee in a lease which transferred substantially all the risks and rewards incidental to ownership to the Group, the assets leased are capitalised in property, plant and equipment at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of future finance charges, are included in debts. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest cost is charged to the statement of operations over the lease period using the effective interest method. The assets acquired under finance leases are depreciated over their useful life or the shorter lease term if the Group is not reasonably certain that it will obtain ownership by the end of the lease term.

Share-based payment transactions. The share option programme allows Group employees to acquire shares of the RAO UES. The fair value of the options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options is measured based on the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted.

Embedded derivative. Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the commodity in accordance with the Group's expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39. All other net-settled commodity contracts are measured at fair value with gains and losses taken to the income statement.

An embedded derivative is one or more implicit or explicit terms in a contract affect the cash flows of the contract in a manner similar to a stand-alone derivative instrument. Any embedded derivative that meets the separation criterion is separated from its host contracts and measured as if it were a stand-alone derivative if its economic characteristics are not closely related to those of the host contract.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat and on the dispatch of non-utility goods and services during the period. Revenue amounts are presented exclusive of value added tax.

Earnings per share. Preference shares are considered to be participating shares, as their dividend may not be less than that given with respect to ordinary shares. The earnings per share is determined by dividing the profit attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting period, excluding the average number of treasury shares held by the Group. Preference shares participate in losses.

Treasury shares. Treasury shares are presented as a deduction from equity at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of RAO UES.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries

All subsidiaries with exception of foreign companies are incorporated and operate in the Russian Federation. As described in Note 6, in the frame of restructuring the Group is organized into six main business segments. The principal subsidiaries are presented below according to their allocation to the business segments as at 30 June 2006.

Energo companies

Prior to 2006 RAO UES had ownership interests in more than 70 regional vertically integrated power companies ("Energo") responsible for the generation, distribution and sales of heat and electricity. These ownership interests ranged from 47 percent to 100 percent. During the sector restructuring the Energo companies are being mainly split into generation, distribution, transmission and retailing companies.

As at 1 November 2006, the Board of Directors of RAO UES approved plans for reorganization of 69 Energo companies, and the reorganization of 59 Energo companies was fully completed.

As at 30 June 2006 the significant Energo companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Dalenergo	49.0	65.3	Khabarovskenergo	48.5	60.2
Kolymaenergo	78.6	78.6	Yakutskenergo	47.9	56.3
Kubanenergo	49.0	49.0	Altayenergo	54.7	72.2
Komienergo	50.1	50.4	Kuzbassenergo	49.0	49.0

Generating companies

The wholesale generating companies (WGCs) have been established as subsidiaries of RAO UES with payment for their authorized capitals in shares of subsidiaries of RAO UES and RAO UES-owned property of power plants. Finally, WGCs will comprise power plants (generating companies) separated from the Energo companies in the process of their restructuring.

It is planned that the power plants will merge with and into the corresponding WGCs, which became their parent companies. As at 30 June 2006 the mergers of power plants with WGC-3 and WGC-5 have already been completed.

The territorial generating companies (TGCs) have been established as wholly owned subsidiaries of RAO UES for purposes of regional generation companies (RGCs) and TGCs reorganization by the merge with RGCs. The alternative model allows establishment of TGCs by several Energo companies.

As at 30 June 2006 the merger of RGCs with TGC-5, TGC-8 and TGC-9 have already been completed.

A detailed description of the major changes that were planned to take place to the wholesale generating companies (WGCs) and the territorial generating companies (TGCs) during the restructuring process was set out in the Appendixes to the Concept of RAO UES Strategy "Generating companies of the Wholesale Electricity Market" and "Territorial generating companies being created on the basis of assets of Holding Company RAO UES" approved by the Board of Directors of RAO UES in February 2006.

(in millions of Russian Roubles)

As at 30 June 2006 the significant generating companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Mosenergo	50.9	50.9	Kaliningradskaya TETS	90.2	90.2
Wholesale generating company-1	100.0	100.0	Peterburgskaya generating company	56.0	67.1
Wholesale generating company-2	84.7	84.7	Territorial generating company-1	59.6	100.0
Wholesale Generating company-3	59.7	59.7	Volzhskaya territorial generating company	45.0	100.0
Wholesale generating company-4	100.0	100.0	Boguchanskaya GES	64.2	64.2
Wholesale generating company-5	87.7	87.7	Krasnoyarskaya generaciya	52.4	66.9
Wholesale generating company-6	96.9	96.9	Territorial generating company-5	64.8	64.8
Federal hydro generating company	100.0	100.0	Territorial generating company-6	61.9	61.9
Tyumenskaya regional generating company	100.0	100.0	Territorial generating company-8	50.0	50.0
North-West Station	83.2	94.5	Territorial generating company-9	50.0	50.0

Transmission companies

OAO Federal Grid Company of Unified Energy System ("FGC") was established in June 2002 as a wholly-owned subsidiary of RAO UES to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

OAO System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") was established in September 2002 to perform electricity dispatch functions within the Unified Electricity System of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.

As at 30 June 2006 the significant transmission grid companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Federal grid company	100.0	100.0	System operator CDU UES	100.0	100.0
Magistralnaya grid company	50.9	50.9	Tumenskaya magistralnaya grid company	100.0	100.0

(in millions of Russian Roubles)

Distribution companies

As at 30 June 2006 4 Interregional Distribution Grid Companies ("IDGCs") had been established. It is planned that the shares of the distribution companies separated from the Energo companies as a result of the restructuring process will be exchanged for shares of IDGCs.

As at 30 June 2006 the significant distribution companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Vologdaenergo	49.0	49.0	Kolenergo	49.3	65.5
Moskovskaya city power grid company	50.9	50.9	Lenenergo	56.0	56.0
Moskovskaya oblastnaya power grid company	50.9	50.9	Krasnoyarskenergo	52.2	52.2
Permenergo	49.0	64.4	Rostovenergo	48.4	62.8
Sverdlovenergo	49.0	65.3	Stavropolenergo	55.1	71.9
Tyumenenergo	100.0	100.0	Volzhskaya interregional distribution company	45.8	100.0

Retailing companies

As at 30 June 2006 the significant retailing companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Krasnoyarsenergosbyt	52.2	66.8	Permskaya energy retail company	49.0	64.4
Mosenergosbyt	50.9	50.9	Sverdlovenergosbyt	49.0	65.3
Nizhegorodskaya retail company	49.0	62.3	Chelyabenergosbyt	49.0	58.1
Peterburgskaya retail company	56.0	67.1	Tyumenskaya energy retail company	100.0	100.0
Chuvashskaya energy retail company	100.0	100.0	Energy retail company Rostovenergo	48.4	62.8
Samaraenergo	48.6	55.8	Ulyanovskenergo	49.0	65.3

Unallocated

Foreign companies

Name	Ownership %	Voting %	Country
RAO Nordic Oy	60.0	100.0	Finland
Interenergo B. V.	40.2	67.0	Netherlands
MEK	54.0	100.0	Armenia
Silk Road Holdings B.V.	60.0	100.0	Netherlands
Gardabani Holdings B.V.	60.0	100.0	Netherlands
ES Georgia Holdings B.V.	60.0	100.0	Netherlands
Telasi	45.0	75.0	Georgia
Mtkvari	60.0	100.0	Georgia
Moldavskaya GRES	30.6	51.0	Republic of Moldova
Saint Guidon Invest N.V	40.2	100.0	Belgium
Electricheskie Seti Armenii	60.0	100.0	Republic of Armenia

(in millions of Russian Roubles)

Others

Name	Ownership %	Voting %
OAO COR UES	100.0	100.0
Energy Centre	75.0	75.0
Engineering Centre UES	100.0	100.0
Inter RAO UES	60.0	60.0

The Group also controls the Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

Differences between ownership interest and voting interest normally represent the effect of preference shares. Typically RAO UES does not hold any preference shares of its subsidiaries. Unless dividends have not been declared fully at the Annual shareholders' meeting, such preference shares do not have any voting rights.

Acquisitions and sale

In March 2005, RAO Nordic Oy, the Group entity, acquired 51.0 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region). The total consideration paid in cash was RR 1,400 million (USD 50 million). However, control over the entity was not obtained as at that date as the company's Charter documentation required a 75% vote for any resolution to be passed.

In August 2005 RAO Nordic Oy acquired 100.0 percent of the shares of Saint Guidon Invest N.V. (Belgium), the holder of 49 percent of the shares of ZAO Moldavskaya GRES and the provider of a loan to ZAO Moldavskaya GRES in the amount of RR 639 million (USD 22 million), including interest, as at the date of acquisition. The total consideration paid in cash was RR 980 million (USD 35 million). This acquisition allowed the Group to make an amendment to the Charter documentation of ZAO Moldavskaya GRES such that only more than 50 percent of the votes were required to pass a resolution, and control over ZAO Moldavskaya GRES was, consequently, obtained.

In November 2005 RAO Nordic Oy and Saint Guidon Invest N.V. sold 37.0 percent and 12.0 percent of the shares of ZAO Moldavskaya GRES for RR 998 million (USD 35 million) and RR 89 million (USD 3 million) respectively. The Group's interest in ZAO Moldavskaya GRES was, consequently, reduced to 51 percent.

In June 2005, Interenergo B.V., a 40.0 percent owned Group subsidiary, obtained control over 100.0 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RR 2,089 million (USD 73 million).

Minority interest was not recognised in relation to ZAO Electricheskie Seti Armenii due to the negative net asset position of Interenergo B.V. consolidated with the entity acquired.

On 1 July 2005 the Board of Directors of RAO UES approved the divestiture by Centre of settlement optimization UES of its stake in Media-Holding REN TV. The decision to divest was driven by the sector restructuring and the resolutions of the Board of Directors of RAO UES of 6 March 2002 and 28 February 2003 that it was necessary for the Group to dispose of their non-core assets. In July 2005, the Group sold its 70.0 percent shareholding in Media-Holding REN TV, an entity which holds television broadcasting equipment and licenses. The gain on the sale of REN TV amounted to RR 2,250 million and was included in the other operating income for the year ended 31 December 2005. The total consideration received in cash was RR 2,872 million (USD 100 million).

Obtained control over Kurganenergo

During 2004 management re-assessed the level of control that the Group had over Kurganenergo and determined that control no longer exists, and that the Group exercises significant influence over Kurganenergo. As at 31 December 2005 the investment in Kurganenergo was accounted for as an investment in an associate. However in February 2006 due to changes in entity's management, management of the Group has obtained control over Kurganenergo.

The newly controlled subsidiary contributed revenue of RR 2,638 million and a net profit of RR 23 million to the Group for the period from the date of obtained control to 30 June 2006.

(in millions of Russian Roubles)

The carrying value of assets and liabilities arising from the obtaining control over Kurganenergo are as follows:

	Carrying value
Property, plant and equipment	2,184
Accounts receivable and prepayments	1,033
Inventories	174
Cash and cash equivalents	212
Current debt	37
Accounts payable and accrued charges	1,401
Carrying value of net assets	2,165

Note 6: Segment information

As described in Notes 1 and 5, the Group underwent significant restructuring, which affected the identification of its primary reporting segments.

A significant portion of the restructuring occurred on 1 April 2005. As there is no management report available on the new basis for the period before the restructuring, the income and expenses for that period were allocated on actual basis with the exception of the wages, repair and maintenance, taxes other than income tax and other expenses. These expenses were extrapolated based on the actual expenses for the period from restructuring to the end of the current period in the view that the operations remain similar in size and nature throughout the current period.

Primary reporting segments. The Group is organised into six main business segments:

- ***"Generation segment"*** consists of companies responsible for electricity and heat generation. Heat is sold within the regions in which the companies operate at tariffs set by RSTs. Electricity is sold within the regions and through FOREM based on tariffs set by RSTs and FST. The majority of electricity sales are within the Group;
- ***"Transmission segment"*** this segment principally comprises RAO UES, FGC and SO-CDU, which maintain and operate the high voltage electricity transmission grid and perform electricity dispatch functions. Transmission fees are set by the FST;
- ***"Distribution segment"*** consists of companies, which are responsible for the delivery of electricity through the low voltage distribution grids at tariffs set by RSTs. The majority of the distribution fees is charged by the distribution segment to the retail segment;
- ***"Retailing segment"*** consists of companies, which are responsible for sale of electricity to the customers at tariffs set by RSTs. The cost of sales of the retailing segment includes power purchased from the generation segment, the transmission fees charged by the transmission segment (where applicable) and the distribution fees charged by the distribution segment;
- ***"Energos segment"*** consists of companies, which have not begun or are in the process of restructuring and responsible for the generation, distribution and sale of heat and electricity. In future periods, in the process of restructuring, the size of this segment will be reduced in favour of other segments. Energos which have completed their restructuring process and performed only one type of activity during six months ended 30 June 2006, have been included in the respective segments;
- ***"Unallocated"*** consists of numerous insignificant segments including construction, repair, export sales and foreign companies of the Group.

(in millions of Russian Roubles)

Six months 30 June 2006

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	102,970	4,017	12,626	244,212	71,369	18,108	-	453,302
Inter-segment	115,468	40,761	102,925	30,267	1,647	8,493	(299,561)	-
Total revenues	218,438	44,778	115,551	274,479	73,016	26,601	(299,561)	453,302
Segment operating profit/(loss)	7,377	15,810	20,276	806	6,955	2,174	-	53,398
Finance costs	-	-	-	-	-	-	-	(6,512)
Share of loss of associates and jointly controlled entity	217	-	-	-	-	50	-	267
Profit before profit tax	-	-	-	-	-	-	-	47,153
Total profit tax charge	-	-	-	-	-	-	-	(19,999)
Profit for the period	-	-	-	-	-	-	-	27, 154
Capital expenditures	18,006	9,227	13,381	369	4,300	1,390	-	46,673
Depreciation of property, plant and equipment	12,380	6,343	7,860	176	2,946	980	-	30,685
Doubtful debtors expense/ (reversal)	3,517	2	(23)	873	1,654	(135)	-	5,888

(in millions of Russian Roubles)

Six months ended 30 June 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	70,685	2,973	2,206	132,622	168,107	14,517	-	391,110
Inter-segment	87,447	28,823	15,366	17,490	19,724	7,175	(176,025)	-
Total revenues	158,132	31,796	17,572	150,112	187,831	21,692	(176,025)	391,110
Segment operating profit/(loss)	15,232	17,463	4,265	(645)	8,909	2,034	(417)	46,841
Finance costs								(8,131)
Share of loss of associates and jointly controlled entity	-	-	-	-	(58)	-	-	(58)
Profit before profit tax	-	-	-	-	-	-	-	38,652
Total profit tax charge	-	-	-	-	-	-	-	(16,813)
Profit for the period								21,839
Capital expenditures	17,704	8,355	3,482	356	15,060	2,280	-	47,237
Depreciation of property, plant and equipment	11,325	5,036	2,771	176	13,549	682	-	33,539
Doubtful debtors expense/ (reversal)	1,897	254	(44)	2,140	2,337	(568)	-	6,016

(in millions of Russian Roubles)

As at 30 June 2006

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated companies	Total
Segment assets	523,054	216,903	271,026	43,628	152,815	360,172	1,567,598
Inter-segment balances	(10,909)	(8,905)	(14,952)	(3,236)	(1,612)	(304,308)	(343,922)
Total segment assets	512,145	207,998	256,074	40,392	151,203	55,864	1,223,676
Investments in associates	1,481	-	-	-	-	3,122	4,603
Current and deferred tax assets	-	-	-	-	-	-	18,320
Total assets	-	-	-	-	-	-	1,246,599
Segment liabilities	115,388	9,654	42,393	38,475	48,124	22,301	276,335
Inter-segment balances	(70,533)	(4,086)	(7,378)	(13,291)	(13,788)	(4,219)	(113,295)
Total segment liabilities	44,855	5,568	35,015	25,184	34,336	18,082	163,040
Current and deferred tax liabilities	-	-	-	-	-	-	62,698
Non-current and current debt	-	-	-	-	-	-	141,123
Total liabilities	-	-	-	-	-	-	366,861

(in millions of Russian Roubles)

As at 31 December 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated companies	Total
Segment assets	489,816	202,904	242,584	37,563	214,191	357,506	1,544,564
Inter-segment balances	(15,907)	(1,885)	(15,326)	(733)	(9,998)	(305,079)	(348,928)
Total segment assets	473,909	201,019	227,258	36,830	204,193	52,427	1,195,636
Investments in associates	-	-	-	-	1,061	4,210	5,271
Current and deferred tax assets	-	-	-	-	-	-	13,328
Total assets	-	-	-	-	-	-	1,214,235
Segment liabilities	79,989	7,273	39,862	32,027	76,322	23,610	259,083
Inter-segment balances	(42,193)	(4,343)	(2,228)	(14,225)	(16,745)	(12,902)	(92,636)
Total segment liabilities	37,796	2,930	37,634	17,802	59,577	10,708	166,447
Current and deferred tax liabilities	-	-	-	-	-	-	63,773
Non-current and current debt	-	-	-	-	-	-	127,492
Total liabilities	-	-	-	-	-	-	357,712

Secondary reporting segments - geographical segments. The Group operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for the purpose of system operation. Group entities have been aggregated within these geographical areas based on the area where their assets are located, with the exception of the Transmission segment. The transmission grid, owned by RAO UES and FGC, is located throughout the territory of the Russian Federation, but is recorded in the books of these enterprises without details of geographic location. Accordingly, it is not practicable to split these assets on a geographical basis. The newly restructured Energos related to the transmission segment are split by geographical regions. The Group's assets generate revenues primarily within the geographical region where they are located.

	Revenue		Segment assets		Capital expenditure	
	Six months ended 30 June 2006	Six months ended 30 June 2005	30 June 2006	31 December 2005	Six months ended 30 June 2006	Six months ended 30 June 2005
Transmission segment	4,089	2,919	170,729	167,460	8,746	8,352
Centre	142,763	124,251	291,120	275,913	14,882	8,546
North-West	44,963	42,239	113,454	117,936	3,270	8,190
Urals	87,508	79,420	197,098	194,907	4,471	5,148
Siberia	52,236	44,724	134,571	133,934	3,624	4,662
Volga	48,640	32,029	66,599	75,928	2,237	2,622
Far-East	36,026	30,575	125,747	121,031	4,418	4,668
South	22,803	22,516	75,178	71,376	3,808	3,039
Unallocated	14,274	12,337	49,180	37,199	1,217	2,010
Total	453,302	391,110	1,223,676	1,195,684	46,673	47,237

(in millions of Russian Roubles)

Note 7: Related parties

Associates. Electricity and heating sales to associates were carried out during the reporting period, the majority of which were based on tariffs set by FST and RST, in amount of RR 2,609 million (for six months ended 2005 – RR 2,047 million).

For outstanding balance of associates see Note 12 and Note 19.

During the reporting period the Group purchased equipment from Power Machines at the amount of 1,100 million.

State-controlled entities. In the normal course of business the Group enters into transactions with other entities under Government control, including Gazprom, Russian railways, state-controlled banks and various governmental bodies. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST. Bank loans are provided on the basis of market rates. Taxes are accrued and settled in accordance with Russian tax legislation.

The Group had the following significant transactions and balances with state-controlled entities:

	Six months ended 30 June 2006	Six months ended 30 June 2005
Electricity and heating revenues	149,627	135,942
Electricity and heating distribution expenses	6,735	4,279
Fuel expenses	69,697	65,950
Purchased power expenses	36,511	33,985
Interest expense	1,801	987

	30 June 2006	31 December 2005
Accounts receivable and prepayments	69,658	62,933
Non-current and current debt	39,446	46,960
Accounts payable and accrued charges	27,410	27,195

Tax balances are disclosed in Notes 10, 12, 19 and 20. Tax transactions are disclosed in the statement of operations (see Notes 15 and 23).

During the six months ended 30 June 2006 the Federal Government of the Russian Federation and regional governments gave financial assistance to RAO UES Group entities equal to RR 1,876 million (for the six months ended 30 June 2005: RR 1,664 million). The assistance in respect of these periods has been recorded as electricity revenue in the statement of operations (see Note 22).

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Managing Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are paid to the state.

(in millions of Russian Roubles)

Members of the Board of Directors and the Management Board of RAO UES received the following remuneration:

	Six months ended 30 June 2006	Six months ended 30 June 2005
Salaries and bonuses	80	130
Severance benefits	-	17
Other	21	21
Total	**101**	**168**

Employee share option plan. In June 2004, the Board of Directors approved a Share Option Plan for the employees of RAO UES (hereinafter the Plan).

The Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES (hereinafter the Plan participants).

The Plan participants will be rewarded under the plan for their work in RAO UES over the period of 3 years, starting from 25 June 2004.

In February 2005, the Board of Directors of RAO UES approved a number of changes relating to the list of Plan participants and to the number of shares allocated under the Plan. Key employees from certain Group entities were included into the list.

A total of up to 418,657,600 ordinary shares (or about one percent of the issued ordinary shares of RAO UES) may be allocated under the Plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

Ordinary shares ultimately allocated under the Plan are allocated from treasury shares purchased by the Group for that purpose on the open market by a special-purpose entity, which is controlled by the Group. The treasury shares held for the purpose of the Plan will have no voting rights, unless otherwise decided by the Board of Directors.

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase shares in successor entities or other securities, distributed among the RAO UES shareholders.

The number of shares, which the Plan participants may purchase as part of implementation of the Plan, in the event that the Plan participant has terminated its employment with the Group entity before 25 June 2007, will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labour agreement and termination of employment at the initiative of the Group entity, the Plan participants will lose their right to purchase the shares.

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the shares of RAO UES on RTS over the period of 25 June 2003 through 24 June 2004. For Plan participants who joined Group entities after 25 June 2004, the exercise price of the share option is the weighted average price of the shares of RAO UES on RTS one year before the date of the labour agreement. In addition to the exercise price, the Plan participants, who exercise their options, must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchases of the shares.

One of the vesting terms of the share options is prepayment by the members of the Management Board (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0.2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Plan participant in full.

The Plan participant can exercise the share option at any time over the period from 25 June 2007 through 25 January 2008.

In 2004, the Group issued to the members of the Management Board non-interest bearing loans, which should be used by individuals to make prepayments under the share option agreements. The loans are issued for a period of 5 years. As at 30 June 2006 the amount of loans issued to employees amounted to RR 155 million.

(in millions of Russian Roubles)

As at 30 June 2005, in the course of the Plan implementation the Group had purchased 418,657,600 treasury shares. Their purchase cost was RR 3,571 million. No purchases were made up to 30 June 2006.

As at 30 June 2006, the number of outstanding share options was 381,436,585. No new options were granted during the reporting period.

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model.

Share price	0.2770 USD
Exercise price	0.2934 USD
Expected volatility	31%
Option life	1,095 days
Risk-free interest rate	3.16%
Fair value at measurement date	**0.0690 USD**

The measure of volatility used in option pricing model is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. Volatility has been determined on the basis of the historical volatility of the share price over the most recent period (one year before grant date). For share options outstanding as at 30 June 2006 the range of exercise prices lies between USD 0.2827 per share and USD 0.2934 per share, and the weighted average remaining contractual life is 574 days.

During the reporting period the Group recognised an expense of RR 65 million related to the fair value of the options (for the six months ended 30 June 2005 – RR 164 million).

(in millions of Russian Roubles)

Note 8: Property, plant and equipment

Cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2005	806,523	260,385	757,794	138,785	194,502	281,009	2,438,998
Transfer to subsidiary (Note 5)	4,029	-	6,179	356	251	953	11,768
Additions	501	624	1,315	170	41,414	2,649	46,673
Transfers	3,798	4,583	5,086	1,441	(17,059)	2,151	-
Disposals	(1,438)	(61)	(828)	(390)	(8,747)	(1,566)	(13,030)
Disposals to assets held for sale	(11,178)	-	(1,802)	(15)	(289)	(1,716)	(15,000)
Closing balance as at 30 June 2006	802,235	265,531	767,744	140,347	210,072	283,480	2,469,409
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2005	(490,661)	(148,534)	(535,146)	(98,217)	(25,662)	(202,691)	(1,500,911)
Transfer to subsidiary (Note 5)	(3,327)	-	(5,075)	(336)	-	(846)	(9,584)
Charge for the period	(8,985)	(5,092)	(8,516)	(2,060)	(383)	(5,649)	(30,685)
Transfers	(1,518)	-	(1,158)	(104)	3,211	(431)	-
Disposals	586	50	819	266	1,561	1,465	4,747
Disposals to assets held for sale	11,084	-	1,779	15	-	1,680	14,558
Closing balance as at 30 June 2006	(492,821)	(153,576)	(547,297)	(100,436)	(21,273)	(206,472)	(1,521,875)
Net book value as at 30 June 2006	309,414	111,955	220,447	39,911	188,799	77,008	947,534
Net book value as at 31 December 2005	315,862	111,851	222,648	40,568	168,840	78,318	938,087

(in millions of Russian Roubles)

Cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2004	767,904	267,760	728,264	135,748	191,866	254,731	2,346,273
Additions through acquisition of subsidiaries	2,253	-	4,210	-	103	-	6,566
Additions	1,581	673	213	493	41,289	2,988	47,237
Transfers	8,729	1,697	5,077	1,279	(19,165)	2,383	-
Disposals	(1,709)	(86)	(1,732)	(278)	(3,890)	(2,654)	(10,349)
Closing balance as at 30 June 2005	778,758	270,044	736,032	137,242	210,203	257,448	2,389,727
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2004	(474,696)	(139,905)	(518,869)	(97,301)	(23,294)	(188,573)	(1,442,638)
Charge for the period	(8,510)	(5,027)	(8,106)	(2,102)	-	(9,794)	(33,539)
Impairment charge	-	-	-	-	(9)	9	-
Disposals	1,374	85	886	235	652	2,091	5,323
Closing balance as at 30 June 2005	(481,832)	(144,847)	(526,089)	(99,168)	(22,651)	(196,267)	(1,470,854)
Net book value as at 30 June 2005	296,926	125,197	209,943	38,074	187,552	61,181	918,873
Net book value as at 31 December 2004	293,208	127,855	209,395	38,447	168,572	66,158	903,635

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation, including generating stations under construction.

Depreciation is charged once an asset is available for service.

Other property, plant and equipment include motor vehicles, computer equipment, office fixtures and other equipment.

The assets transferred to the Group upon privatisation did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registrator body or to formalise the right for rent. According to Russian legislation the expiry date of this option is 1 January 2008. As at 30 June 2006, the majority of the Group's companies have not filed any application to exercise the purchase option.

Impairment. Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

Based on factors set out below management believes that there was no indication of any additional impairment on the

Group's principal operating assets:

- increase in electricity tariffs set for RAO UES Group for six months ended 30 June 2006 were on average 9 % (heat: 11%);
- growth of gas prices set in the Government's forecast is not expected to exceed limit of 11 % in 2006, which is not significantly more than expected inflation;
- demand for both electricity and heat is consistently growing from year to year;

(in millions of Russian Roubles)

- the Group's ongoing restructuring has not changed the manner of recovery of the assets, the business has not changed in any significant manner. In addition the group's tariff income is unchanged – the regulator allocated what was previously a single tariffs for electricity and heat set for a vertically integrated power companies among the newly created separate generating, transmission and distribution companies.

Leased property, plant and equipment

The Group leased certain equipment under a number of finance lease agreements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 30 June 2006 the net book value of leased property, plant and equipment was RR 7,169 million (as at 31 December 2005 – RR 7,028 million). The leased equipment secures lease obligations.

Operating leases

The Group leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals are payable as follows:

	30 June 2006	31 December 2005
Less than one year	2,828	2,936
Between one year and five years	8,694	7,532
After five years	43,994	35,246
Total	**55,516**	**45,714**

Note 9: Investments in associates and jointly controlled entity

The Group has investments in a number of associated enterprises, which are incorporated and operate in the Russian Federation. The Group also has an investment in the jointly controlled entity which operates in Kazakhstan.

	Carrying value as at 31 December 2005	Newly consolidated	Transfer to subsidiaries	Share of profit/(loss) of associates and jointly controlled entity	Carrying value as at 30 June 2006
Power Machines	3,132	-	-	(150)	2,982
Kurganenergo	1,061	-	(1,061)	-	-
Heat and Power Company	478	-	-	(27)	451
Norilsko-Taymyrskaya Power Company	-	126	-	136	262
Rossiyskie Kommunalnye Sistemy	-	-	-	200	200
Stantsiya Ekibastuzskaya GRES-2	600	-	-	108	708
Total	**5,271**	**126**	**(1,061)**	**267**	**4,603**

(in millions of Russian Roubles)

The following is summarised financial information, in aggregate, in respect of the associates and the jointly controlled entity:

	Ownership, %	Voting, %	Assets	Liabilities
At 31 December 2005				
Power Machines	23.80	25.00	26,231	(13,125)
Kurganenergo	49.00	49.00	3,603	(1,438)
Heat and Power Company	25.00	28.20	3,095	(1,190)
Rossiyskie Kommunalnye Sistemy	25.00	25.00	8,796	(8,616)
Stantsiya Ekibastuzskaya GRES-2	30.00	50.00	1,469	(268)
At 30 June 2006				
Power Machines	23.80	25.00	26,311	(13,782)
Heat and Power Company	25.10	25.10	3,212	(1,415)
Norilsko-Taymyrskaya Power Company	49.00	49.00	2,310	(1,775)
Rossiyskie Kommunalnye Sistemy	25.00	25.00	10,482	(9,681)
Stantsiya Ekibastuzskaya GRES-2	30.00	50.00	1,966	(550)

	Revenues	Expenses	Profit / (Loss)
Six months ended 30 June 2005			
Kurganenergo	2,575	(2,692)	(117)
Rossiyskie Kommunalnye Sistemy	8,913	(8,550)	363
Six months ended 30 June 2006			
Power Machines	8,238	(8,869)	(631)
Heat and Power Company	1,690	(1,799)	(109)
Norilsko-Taymyrskaya Power Company	5,362	(5,085)	277
Rossiyskie Kommunalnye Sistemy	10,692	(9,886)	806
Stantsiya Ekibastuzskaya GRES-2	961	(746)	215

In December 2005 RAO UES acquired 22.4 percent of the share capital of OAO Power Machines Group ("Power Machines"). As at the acquisition date one of the Group entities held a further 2.6 percent of the share capital of Power Machines and, consequently, the Group has built a blocking stake (25 percent plus one share).

The principal activity of Power Machines is the manufacture and supply of equipment for hydro, steam, gas and nuclear power plants. The management of the Group has the power to participate in the financial and operating decisions (significant influence). As a result of this purchase investment into Power machines is accounted for using equity method

In February 2006, pursuant to a share sales purchase agreement the Group signed a pledge agreement with the EBRD for 550,820,431 shares or 7.6 percent of the share capital of Power Machines as a security for a credit line facility issued to Power Machines on 1 March 2004. As at 30 June 2006 the fair value of pledged shares amounted RR 1 465 million.

(in millions of Russian Roubles)

Note 10: Other non-current assets

	30 June 2006	31 December 2005
Available-for-sale investments (carried at cost)	5,282	4,398
Available-for-sale investments (carried at fair value)	3,695	3,517
Advances to contractors	18,991	15,570
Restructured trade receivables (Net of allowance for doubtful debtors of RR 1,552 million as at 30 June 2006 and RR 2,081 million as at 31 December 2005)	2,431	1,901
Non-current portion of value added tax recoverable	4,258	6,432
Other (Net of allowance of RR 757 million as at 30 June 2006 and 579 million as at 31 December 2005)	11,123	10,257
Total	**45,780**	**42,075**

The carrying value of restructured trade receivables approximates to their fair value.

Note 11: Cash and cash equivalents

	30 June 2006	31 December 2005
Cash at bank and in hand	31,840	30,497
Cash equivalents	1,766	6,474
Foreign currency accounts	1,488	154
Total	**35,094**	**37,125**

Cash equivalents comprise short-term investments in bank promissory notes and certificates of deposit.

Note 12: Accounts receivable and prepayments

	30 June 2006	31 December 2005
Trade receivables (Net of allowance for doubtful debtors of RR 53,526 million as at 30 June 2006 and RR 50,567 million as at 31 December 2005)	53,919	48,157
Value added tax recoverable	19,680	34,237
Advances to suppliers and prepayments	24,510	15,228
Receivables from associates	2,813	1,484
Other receivables (Net of allowance for doubtful debtors of RR 5,784 million as at 30 June 2006 and RR 4,793million as at 31 December 2005)	41,405	30,852
Total	**142,327**	**129,958**

Almost all of these balances are determinated in the RR.

As at 30 June 2006 and 31 December 2005, the above other receivables balance included RR 22,012 million and RR 13,698 million of tax prepayments, respectively, which are to be settled against future tax liabilities.

Management has determined the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and the analysis of expected future cash flows. Based on the expected collection rate, discount rates of 11-19 percent have been used in the estimate of present value of future cash flows. The management of the Group believes that Group entities will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that therefore, the recorded value approximates their fair value.

Certain trade receivables have been restructured and as a result are due to be realised more than one year from the balance sheet date (see Note 10). The loss on restructuring is included in doubtful debtors expense.

(in millions of Russian Roubles)

Note 13: Inventories

	30 June 2006	31 December 2005
Materials and supplies	29,692	25,108
Fuel production stocks	17,776	16,957
Other inventories	1,789	2,129
Total	49,257	44,194

The above inventory balances are recorded net of an obsolescence provision of RR 1,682 million and RR 2,374 million as at 30 June 2006 and 31 December 2005, respectively.

As at 30 June 2006 and 31 December 2005, the inventory balance included RR 7,893 million and RR 11,841 million, respectively, of inventory pledged as collateral under loan agreements.

Note 14: Equity

Share Capital

	Number of shares issued and fully paid	30 June 2006	31 December 2005
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
Total	43,116,903,368	155,106	155,106

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of RR 0.5. The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. The dividend is declared entirely at the discretion of the shareholders. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting, in which case the preference shares acquire voting rights. In liquidation preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders participate equally in the distribution of remaining assets with ordinary shareholders.

Increase of minority interest due to the restructuring The state registration of new entities created as a result of reorganization of subsidiaries of RAO UES may lead to increase of the amount of preference shares of reorganized subsidiaries.

The owners of preference shares of the reorganized subsidiaries normally receive additional preference shares of the newly created entities, since their share capital was formed from the shareholders' funds of the reorganized subsidiaries (including additional paid-in capital and retained earnings).

In accordance with the Group accounting policy (see Note 4) special rights of the owners of preference shares are taken into account in calculating minority interest: as the owners of preference shares have the right to the liquidation (nominal) value of their preference shares upon liquidation of the entities and also to participate in the distribution of the assets of the liquidated entities.

The increase in the total amount of preference shares in issue in Group entities and related increase of their liquidation (nominal) value resulted in the increase of minority interest. This increase must be shown as "Changes in Group Structure" in the Statement of Changes in Equity for six months ended 30 June 2006. The respective item of minority interest increase for six months 2005 was restated from other expenses in Statement of operations directly to equity in amount of RR 5,463 million (see Note 3).

Dividends. The annual statutory accounts of the parent company, RAO UES, form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net

(in millions of Russian Roubles)

profit. For 2005, the statutory profit for the parent company, RAO UES, as reported in the published statutory reporting forms, was RR 20,898 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these Financial Statements.

A dividend was declared in June 2006 in respect of the year ended 31 December 2005 of RR 0.0574 per ordinary share and RR 0.1939 per preference share.

Treasury shares. The Group periodically purchases and sells treasury shares. Treasury shares as at 30 June 2006 represent 450,068,937 (31 December 2005: 450,328,437) ordinary shares and 6,696,727 (31 December 2005: 6,696,727) preference shares. During the reporting period decrease in treasury shares amounted less than RR 1 million.

Treasury shares

	Cost as at 31 December 2005	Purchases and disposals, net	Cost as at 30 June 2006
Ordinary shares	3,689	-	3,689
Preference shares	18	-	18
Total	3,707	-	3,707

Translation reserve. The translation reserve, relating to the exchange differences arising on translation of the net assets of foreign subsidiaries, as at 30 June 2006 was a credit of RR 43 million (31 December 2005: a debit of RR 538 million) and is included in retained earnings and other reserves.

Note 15: Profit tax

Profit tax charge

	Six months ended 30 June 2006	Six months ended 30 June 2005
Current profit tax charge	(19,796)	(15,360)
Deferred profit tax charge	(203)	(1,453)
Total profit tax charge	(19,999)	(16,813)

During six months ended 30 June 2006 most members of the Group were subject to profit tax rates of 24 percent on taxable profit.

In accordance with Russian tax legislation, tax losses in different Group companies may not be relieved against taxable profit of other Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

	Six months ended 30 June 2006	Six months ended 30 June 2005
Profit before profit tax	47,153	38,652
Theoretical profit tax charge at an average statutory tax rate of 24 percent	(11,317)	(9,277)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax interest and penalties release/(charge)	(114)	253
Other non-deductible and non-taxable items, net	(5,326)	(2,471)
Effect of statutory revaluation on tax base	155	90
Non-recognised deferred tax assets movements	(353)	(5,004)
Other	(3,044)	(404)
Total profit tax charge	(19,999)	(16,813)

(in millions of Russian Roubles)

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate expected to be applicable when the assets or liabilities will reverse.

Deferred profit tax liabilities

	31 December 2005	Movement for the period recognised in the statement of operations	Other movement	30 June 2006
Trade receivables	(5,201)	1,952	-	(3,249)
Property, plant and equipment	60,128	(77)	-	60,051
Losses carried forward	(612)	209	-	(403)
Other	1,604	(1,990)	(60)	(446)
Total	**55,919**	**94**	**(60)**	**55,953**

Other movement relates mostly to differences in foreign currency exchange rates, which are included in translation reserve in equity.

Deferred profit tax assets

	31 December 2005	Movement for the period recognised in the statement of operations	Reclassification to disposal group	30 June 2006
Allowance for doubtful debtors	5,645	1,440	-	7,085
Property, plant and equipment	9,044	(1,937)	(349)	6,758
Losses carried forward	812	1,077	-	1,889
Other	432	(215)	-	217
Deferred profit tax assets	15,933	365	(349)	15,949
Less: non-recognized deferred tax assets	(10,489)	(353)	-	(10,842)
Total	**5,444**	**12**	**(349)**	**5,107**

Temporary differences on property, plant and equipment relate to differences in depreciation rates, adoption of IAS 29, IAS 36 and statutory revaluation (at extent accepted for tax purposes).

As at 30 June 2006 and as at 31 December 2005 the RAO UES Group has not recognized a deferred tax liability in respect of temporary differences associated with investments in all its subsidiaries that may crystallize depending on how the RAO UES restructuring is effected in the future. The RAO UES Group has a certain amount of control over the timing of the reversal of these temporary differences as it intends to perform the restructuring in a manner that would substantially avoid crystallizing any additional tax liabilities, and therefore, it is likely that the temporary differences will not reverse in the foreseeable future. Potential deferred tax liability in respect of the temporary differences could vary from zero to approximately RR 112 billion depending on the specific methods used to complete the RAO UES restructuring. Where management currently envisages changes triggering taxable events, the deferred tax consequence has been recognised. During 2005 an additional deferred tax liability of RR 600 million was recognized in respect of such taxable events.

As at 30 June 2006 The Group did not recognise deferred tax assets in the amount RR 10,842 million because it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom.

Tax losses can be carried forward for a maximum of 10 years.

(in millions of Russian Roubles)

Note 16: Non-current debt

	Currency	Effective interest rate	Due	30 June 2006	31 December 2005
Bonds issued by subsidiaries	RR	7.1% - 11%	2006-2016	27,900	22,678
Long-term debts payable to:					
EBRD	RR	MosPrime + 2.15%	2013	5,000	-
EBRD	EUR	EURIBOR + 4.25%	2010	1,087	1,231
EBRD	USD	MosPrime + 2.75%	2017	1,050	-
EBRD	USD	MosPrime + 4%	2017	750	-
EBRD	USD	LIBOR + 3.5%	2007	653	906
EBRD	USD	LIBOR + 4%	2009	532	647
Sberbank	RR	10% - 14.5%	2006-2011	4,216	4,182
Clovery PLC	USD	7.75%	2008	4,062	-
Municipal authority of Kamchatka region	USD	LIBOR + 3%	2034	2,357	2,459
Nomos-Bank	RR	10% - 14%	2006-2008	1,567	440
Vneshtorgbank	RR	11% - 15%	2006-2007	1,491	1,020
Bank Credit Suisse First Boston	USD	RF30 + 2.5%	2010	903	1,119
Natexis bank	USD	LIBOR + 2.5%	2008	406	432
Other Russian banks	RR	10% - 15%	2006-2011	8,041	5,436
Other long-term debts				4,188	3,720
Finance lease liability				4,150	4,617
Total non-current debt				68,353	48,887
Less: current portion of non-current debt				(15,132)	(10,095)
Total				**53,221**	**38,792**

Maturity table

	30 June 2006	31 December 2005
Due for repayment		
Between one and two years	16,315	13,213
Between two and three years	10,687	9,781
Between three and four years	8,442	2,584
Between four and five years	1,916	9,077
After five years	15,861	4,137
Total	**53,221**	**38,792**

Except as otherwise noted, the majority of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans and the current market rate for floating rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

In addition, the Group had undrawn committed financing facilities of RR 15,832 million (31 December 2005: RR 4,087 million) which may be used for the general purposes of the Group.

As at 30 June 2006, the estimated fair value of total non-current debts (including the current portion) was equal to their carrying amount – RR 68,353 million (31 December 2005: RR 48,388 million), which is estimated by discounting the future contractual cash flows at the estimated current market interest rates available to the Group for similar financial instruments.

(in millions of Russian Roubles)

Leasing. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Finance lease liabilities – minimum lease payments	30 June 2006	31 December 2005
Due for repayment		
Less than one year	833	1,105
Between one year and five years	4,706	4,863
After five years	243	588
	5,782	6,556
Future finance charges on finance lease	(1,125)	(1,202)
Present value of lease liabilities	**4,657**	**5,354**

Note 17: Other non-current liabilities

	30 June 2006	31 December 2005
Taxes	2,614	3,176
Pension liability	10,893	9,253
Other non-current liabilities	2,306	1,238
Total other non-current liabilities	15,813	13,667
Less: current portion of restructured liabilities	(1,348)	(860)
Total	**14,465**	**12,807**

Information about the pension liability is disclosed in Note 21.

In accordance with Government Resolution No. 1002 dated 3 September 1999, the majority of Group entities have restructured taxes including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Additionally, a number of Group entities have restructured trade payables to be repaid over a period of up to five years. Based on the contractual dates of repayment, discount rate of 21-24 percent has been used in the estimate of the fair value of these liabilities at the date of restructuring.

The maturity profile is as follows:

Maturity table	30 June 2006	31 December 2005
Due for repayment		
Between one and two years	633	1,356
Between two and five years	1,110	1,040
After five years	12,722	10,411
Total	**14,465**	**12,807**

Note 18: Current debt and current portion of non-current debt

	Effective interest rate	30 June 2006	31 December 2005
Current debt	5.0% - 17.0%	72,263	77,869
Current portion of non-current debt		15,132	10,095
Current portion of finance lease liability		507	737
Total		**87,902**	**88,701**

(in millions of Russian Roubles)

Note 19: Accounts payable and accrued charges

	30 June 2006	31 December 2005
Trade payables	56,314	56,383
Accrued liabilities and other creditors	45,067	42,170
Bills of exchange payable	890	1,164
Dividends payable	6,443	2,342
Current portion of trade payables and other creditors restructured to long-term	570	268
Payable to associates	215	121
Total	**109,499**	**102,448**

Almost all of these balances are determinated in the RR.

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17. The effect of restructuring the trade payables is included in Note 24.

Note 20: Taxes payable

	30 June 2006	31 December 2005
Value added tax	15,425	29,531
Fines and interest	10,807	10,646
Profit tax	6,745	7,854
Property tax	3,173	3,414
Employee taxes	3,126	2,767
Other taxes	5,212	4,241
Current portion of taxes restructured to long-term	778	592
Total	**45,266**	**59,045**

Included in the payable for value added tax is RR 13,328 million of deferred VAT which only becomes payable to the authorities when the underlying receivables balance is either recovered or written off (31 December 2005: RR 22,453 million). Starting on 1 January 2006, tax policy of paying VAT on cash basis can not be used by companies due to tax legislation changes. The outstanding amount of deferred VAT liability as at 31 December 2005 should be paid to state budget on rolling basis to cash receipts but not later than 1 January 2008.

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 30 June 2006 and 31 December 2005 the refinance rate was 11.5 and 12.0 percent respectively. Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17.

Note 21: Pension benefits

The tables below provide information about the benefit obligations, plan assets and actuarial assumptions used for six months ended 30 June 2006 and 2005. Amounts recognised in the Consolidated Balance Sheet:

	30 June 2006	31 December 2005
Present value of funded defined benefit obligations	18,344	16,807
Less: Fair value of plan assets	(2,920)	(2,898)
Deficit in plan	15,424	13,909
Net actuarial loss not recognised in the balance sheet	(4,531)	(4,656)
Net liability in the balance sheet	**10,893**	**9,253**

(in millions of Russian Roubles)

Amounts recognised in the Consolidated Statement of Operations:

	Six months ended 30 June 2006	Six months ended 30 June 2005
Current service cost	2,496	1,860
Interest cost	576	356
Expected return on plan assets	(145)	(121)
Recognised actuarial loss (gain)	124	-
Total	**3,051**	**2,095**

Changes in the present value of the Group's defined benefit obligation and plan assets are as follows:

	30 June 2006	30 June 2005
Benefit obligations		
Benefit obligations as at 1 January 2006	16,807	7,540
Current service cost	2,496	1,860
Interest cost	576	357
Actuarial losses/(gains)	(1,145)	(972)
Benefits paid	(390)	(387)
Benefit obligations as at 30 June 2006	**18,344**	**8,398**
Plan assets		
Fair value of plan assets as at 1 January 2006	2,898	2,427
Expected return on plan assets	145	121
Actuarial gains/(losses)	(1,144)	(972)
Employer contributions	1,411	735
Benefits paid	(390)	(387)
Fair value of plan assets as at 30 June 2006	**2,920**	**1,924**

The Group expects to contribute RR 2,346 million to the defined benefit plans during the year beginning 01 July 2006.

Principal actuarial assumptions are as follows:

	30 June 2006 %	31 December 2005 %
Discount rate	6.9	6.9
Expected return on plan assets	10.0	10.0
Salary increase	7.0	7.0
Pension increase	5.0	5.0
Average future working life (years)	12.0	12.0

Life expectancies (at standard age of retirement) are as follows:

	30 June 2006	31 December 2005
Male aged 60	14	14
Female aged 55	23	23

(in millions of Russian Roubles)

The plan assets allocation of the investment portfolio maintained by non-state pension funds was as follows:

Type of assets	30 June 2006 %	31 December 2005 %
Equity securities of Russian issuers	16.4	19.6
Promissory notes of Russian issuers	15.7	14.5
Bank deposits	1.5	1.1
Russian Government and municipal bonds	24.3	23.9
Russian corporate bonds	23.7	22.1
Other	18.4	18.8
Total	**100.0**	**100.0**

Note 22: Revenues

	Six months ended 30 June 2006	Six months ended 30 June 2005
Electricity	327,860	284,659
Heating	89,982	77,197
Transmission	10,684	6,852
Other	24,776	22,402
Total	**453,302**	**391,110**

(in millions of Russian Roubles)

Note 23: Operating expenses

	Six months ended 30 June 2006	Six months ended 30 June 2005
Raw materials and consumables used, including	152,645	122,602
Fuel expenses	*141,543*	*113,303*
Other materials	*11,102*	*9,299*
Employee benefit expenses and payroll taxes	75,528	59,784
Third parties services, including	47,371	37,220
Repairs and maintenance	*28,023*	*22,615*
Rent	*3,238*	*2,615*
Consulting, legal and information services	*4,265*	*2,379*
Security services	*2,532*	*1,914*
Insurance expense	*2,430*	*2,676*
Transportation services	*2,346*	*1,575*
Commission fee	*1,837*	*1,010*
Bank services	*1,502*	*1,659*
Telecommunication services	*1,198*	*777*
Purchased power	43,731	41,451
Depreciation of property, plant and equipment	30,712	33,530
Other taxes	10,747	10,215
Electricity and heat distribution expenses	10,456	5,847
Water usage expenses	4,688	3,913
Loss on the disposal of fixed assets and investments	2,683	505
Doubtful debtors expense	5,888	6,016
Fines and penalties, other than on taxes	2,060	1,840
Social expenditures	1,185	670
Business trip expenses	821	548
Charity expenses	802	761
Labor protection costs	406	518
Expenses related to restructuring process	373	896
Media-Holding REN-TV expenses	-	881
Work performed by the Group and capitalised	(4,534)	(2,723)
Other expenses	14,342	19,795
Total	**399,904**	**344,269**

Doubtful debtors expenses are presented net of interest income for six months ended 2006 in the amount of RR 3,101 million (for six months ended 30 June 2005: RR 2,705 million) accrued on trade receivables.

Note 24: Finance costs

	Six months ended 30 June 2006	Six months ended 30 June 2005
Interest expense (debts)	(5,940)	(4,290)
Interest expense (release of prior period discounting)	(653)	(3,863)
Leasing finance charges	(183)	-
Foreign exchange loss	264	22
Total	**(6,512)**	**(8,131)**

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense. Further information on the restructuring of accounts payable and taxes payable is contained in Notes 17, 19 and 20.

(in millions of Russian Roubles)

Note 25: Earnings per share

	Six months ended 30 June 2006	Six months ended 30 June 2005
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149
Adjustment for weighted average number of treasury shares (thousands)	(456,887)	(471,727)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,660,016	42,645,176
Profit attributable to the shareholders of RAO UES	20,044	16,158
Weighted average earnings per ordinary and preference share – basic and diluted (in RR)	0.47	0.38

Taking into account the effect of the unequal dividends paid in the period (see Note 14), and based on the weighted average numbers of preference and ordinary shares outstanding, the earnings per share for the two classes of shares were as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754
Adjustment for weighted average number of ordinary treasury shares (thousands)	(450,190)	(459,917)
Weighted average number of ordinary shares outstanding (thousands)	40,591,564	40,581,837
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149
Adjustment for weighted average number of preference treasury shares (thousands)	(6,697)	(11,810)
Weighted average number of preference shares outstanding (thousands)	2,068,452	2,063,339
Dividends to ordinary shares outstanding	2,356	2,294
Dividends to preference shares outstanding	402	464
Total dividends	2,758	2,758
Total Profit attributable to ordinary equity holders less dividends paid	17,286	13,400
- attributable to ordinary shareholders	16,448	12,752
- attributable to preference shareholders	838	648
Total earnings attributable to the ordinary shareholders	18,803	15,046
Total earnings attributable to the preference shareholders	1,241	1,112
Earnings per ordinary share – basic and diluted (in RR)	0.46	0.37
Earnings per preference share – basic and diluted (in RR)	0.60	0.54

Note 26: Non-current assets classified as held for sale

In July 2006 the Group conducted tenders for sale of 100.0 percent of shares of OAO Taimyrenergo included in Energos segment operating in Siberia region and 47.4 percent of shares of OAO Yaroslavskaya retail company included in Retailing segment operating in Centre region. Gains realised on sale of OAO Taimyrenergo (RR 6,1 billion) and OAO Yaroslavskaya retail company (RR 400 million) will be reflected in the Group's statement of operations for nine months ended 30 September 2006. The Group presented assets and liabilities of OAO Taimyrenergo and OAO Yaroslavskaya retail company as disposal group.

(in millions of Russian Roubles)

Major classes of assets classified as held for sale and liabilities directly associated with those non-current assets are as following:

	As at 30 June 2006
Property, plant and equipment	442
Accounts receivable	703
Deferred tax assets	349
Other	132
Total assets	1,626
Short term debt	218
Taxes payable	169
Accounts payable and accrued charges	168
Total liabilities	555

Note 27: Commitments

Sales commitments. The Group has entered into three contracts with TOO Kazenergoresource, a contract with Belenergo, three contracts with TPK Sirious, agreements with ZAO "Energijos realizacios centras" (Lithuania), Ost Elektra Gmbh (Germany), OAO Uralskenergo, Scaent AB (Sweden), AK "CREPS" (Mongolia), GAO "Latvenergo" (Latvia), two contracts with Fortum Power and Heat Oy (Finland), GUGT Mongolii (Mongolia), and two contracts with RAO Nordic OY and Union-D.

Electricity sales under the above mentioned contracts for the year 2006 are expected to be as follows: USD 209 million; EUR 270 million and RUR 2,327 million. For further periods sales volumes and prices are subject to further clarification with the Group's clients, but the figures for sales estimated within the frameworks of the above signed contracts will be above:

2007: USD 282 million and EUR 302 million;
2008: USD 206 million and EUR 270 million;
other years: USD 1,692 million and EUR 672 million.

Purchase commitments. The Group concluded agreements with its electricity suppliers Ekibastuzskaya GRES-2 (Kazakhstan), OAO Elektricheskie Stantsii (Kirgizstan), AES Ekibastuz (Kazakhstan), two contracts with TOO Kazenergoresurs (Kazakhstan), OAHK Barki Tochik (Tadjikistan) and AK CREPS (Mongolia), Access Energo.

Electricity purchases under the above mentioned contracts for the year 2006 are expected to be as follows: USD 45 million and RUR 2,318 million. For further periods purchases volumes and prices are a subject for clarification with the Group's suppliers, but the figures for purchases estimated within the frameworks of the signed contract will be not be less than:

2007: USD 48 million and RUR 2,318 million;
2008: USD 52 million and RUR 38 million;
other years: USD 238 million.

Fuel commitments. Group entities have numerous fuel contracts. These fuel contracts represent less than the total annual fuel requirement of the Group. Additional fuel requirements are purchased through short-term agreements and on a spot basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Social commitments. Group entities contribute to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 64,195 million as at 30 June 2006 and RR 89,772 million as at 31 December 2005.

In May 2006 RAO UES, OAO Federal hydro generating company, and external investors concluded an agreement on mutual financing, construction and exploitation of Boguchanskaya GES and the Boguchanskiy Aluminum Plant. Total investment to be contributed by the participants amounts to RR 90,854 million (USD 3,274 million). Distribution of investments between participants will be made on the basis of the Partner agreement. The first line of Boguchanskaya GES and Boguchanskiy Aluminum Plant is planed to be put into operation in the fourth quarter of 2009.

Note 28: Contingencies

Political environment. The operations and earnings of Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed for those risks for which it does not have insurance.

Legal proceedings. Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no other current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

Due to the fact, that the tax and other legislation do not fully cover all the aspects of the Group restructuring, there might be respective legal and tax risks.

Certain tax authorities have indicated that they believe that some Group entities, including OAO Mosenergo, may be liable for additional taxes on the basis that the subscription fees paid to RAO UES, SO-CDU and FGC for managing the transmission of electricity, dispatch functions and for development of the Group's strategy constitute financial aid, that property received as contribution to charter capital should be valued differently for tax purposes, and that expenses have been overstated by the amounts of abnormal losses of electricity dispatched etc.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on these matters, as this might seriously prejudice the position of the Group.

As at 30 June 2006 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

Environmental matters. Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of Government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying consolidated balance sheet.

(in millions of Russian Roubles)

Note 29: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables.

Credit risk. Financial assets, which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables including promissory notes. Credit risks related to trade receivables are systematically monitored, and are considered when the allowance for doubtful debtors is made. The carrying amount of trade receivables, net of the allowance for doubtful debtors, represents the maximum amount exposed to credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded (see Note 2).

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Group's purchases are denominated in RR. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments (see Note 27) and foreign currency denominated debt (see Note 16).

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 16. The Group has no significant interest-bearing assets. Currently the Group does not operate a formal management program focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group.

Fair values. The fair value of investments and borrowings is discussed in Note 10 and 16 respectively. Management believes that the fair value of other financial assets and financial liabilities is not significantly different from their carrying amounts.

Note 30: Subsequent events

In July 2006 RAO UES of Russia signed 2 agreements with municipal Governments on carrying out priority measures to build and modernize the electric power facilities in the Leningrad and Tyumen Energy Systems.

The Agreement with St-Petersburg Government provides for the increase of generation and transformer capacity, both through new construction and modernization of the existing substations in all voltage classes. Also new transmission lines will be built and the existing lines will be upgraded. The projects to be implemented under the Agreement are estimated at RR 300 billion.

Another agreement on carrying out priority measures to build and modernize the electric power facilities in the Tyumen Energy System provides for the construction of generation and transformer capacity, both through new construction and modernization of the existing substations. The cost of projects to be implemented under the Agreement is estimated at RR 211 billion.

In August 2006 the Russian Government has approved the Investment Programme for the Electric Power Industry for the Year 2007 and the Period until 2009. The Programme includes investment plans for RAO UES of Russia and its subsidiaries, OAO Federal Grid Company of Unified Energy System, OAO HydroWG, and OAO SO-CDU. In 2007, the investments to be made by OAO RAO UES of Russia, OAO UES FGC, OAO HydroWGC, and OAO SO-CDU will total RR 160.3 billion, a twofold increase on 2006. In 2007, the overall investments in RAO UES Holding will amount to RR 400 billion.

OAO HydroWGC, the European Bank of Reconstruction and Development (EBRD) and a syndicate of nine commercial banks have entered into loan agreement in amount of RR 6,300 million. The first tranche of RR 4,000 million will be provided by the EBRD with a maturity period of 14 years, the second tranche will consist of two parts of RR 3,150 million and RR 850 million (with a maturity period of 10 and 8 years respectively) by commercial banks.

(in millions of Russian Roubles)

On 7 October 2006 10 auctions were held to sell the 12.51 percent of shares of OAO Petersburg Generation Company (PGC), a Group company. The total bid price for the transaction reached RR 4,083 million. Gain on sale amounts to RR 2,500 million.

On 25 October 2006 the Board of Directors of OAO WGC-3 have adopted the decision to issue corporate bonds in amount (nominal) of RR 3,000 million with a maturity date of October 2011 (1820 days).
On 31 October 2006 OAO WGC-5 made a public offering of 5.1 billion new shares, raising a total of US$459 million. The offering represents 14.4 percent of the Company's share capital post-Offering, increasing OAO WGC-5s outstanding shares capital from 30.27 billion to 35.37 billion, and reducing the effective interest of the Group in WGC-5 from 100% to 75%.

END